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                          SECURITIES PURCHASE AGREEMENT

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                                 BY AND BETWEEN


                       COMPAGNIE GENERALE DE GEOPHYSIQUE,
                                ON THE ONE HAND,


                                       AND


                            PARADIGM GEOPHYSICAL LTD.
                                       AND
                           PARADIGM GEOPHYSICAL CORP.
                               ON THE OTHER HAND,



                                 WITH RESPECT TO


                                  FLAGSHIP S.A.
                                       AND
                            FLAGSHIP GEOSCIENCES LLC



                -----------------------------------------------

                             Dated: October 4, 2000

                -----------------------------------------------



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                                Table of Contents


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                                                                                        Page


ARTICLE I  INTERPRETATION.................................................................2


1.1  Definitions..........................................................................2

1.2  Construction.........................................................................6


ARTICLE II  SALE AND PURCHASE.............................................................7


2.1  Sale and Purchase....................................................................7

2.2  Purchase Consideration...............................................................7

2.3  Adjustment of Purchase Price.........................................................7

2.4  Closing..............................................................................8

2.5  Closing Balance Sheet; Computation of Adjustment Amount..............................9

2.6  Transfer Taxes......................................................................13


ARTICLE III  REPRESENTATIONS AND WARRANTIES OF CGG.......................................14


3.1  Representations and Warranties......................................................14


ARTICLE IV  REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS.............................23


4.1  Representations and Warranties of the Purchasers....................................23

4.2  Purchasers' Acknowledgment..........................................................27


ARTICLE V  COVENANTS OF CGG..............................................................27


5.1  Geovecteur Accounts Receivable......................................................27

5.2  CGG Flagship Accounts Receivable....................................................27

5.3  Covenant Not to Compete.............................................................27

5.4  Lock-up.............................................................................28

5.5  Recommended Third Party Offer.......................................................28

5.6  Retention of Records................................................................29


ARTICLE VI  COVENANTS OF PARADIGM........................................................29


6.1  Guaranteed Obligations..............................................................29
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                                Table of Contents

                                  (continued)

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
6.2  Retention of Records................................................................30

6.3  Paradigm Board Representation.......................................................30

6.4  Special Preferred Shares............................................................31


ARTICLE VII  SURVIVAL AND INDEMNIFICATION................................................31


7.1  Survival of CGG's Representations and Warranties....................................31

7.2  Survival of Purchasers' Representations and Warranties..............................31

7.3  Survival of Covenants...............................................................32

7.4  Indemnification.....................................................................32

7.5  Procedure for Indemnification.......................................................33

7.6  Calculation of Damages..............................................................36

7.7  Additional Rules and Procedures.....................................................37

7.8  Treatment of CGG's Indemnification Payments.........................................38


ARTICLE VIII  GENERAL....................................................................39


8.1  Brokers and Finders.................................................................39

8.2  Recourse............................................................................39

8.3  Notice..............................................................................39

8.4  Costs...............................................................................40

8.5  Time of the Essence.................................................................40

8.6  Further Acts........................................................................41

8.7  Arbitration and Governing Law.......................................................41

8.8  Amendment...........................................................................41

8.9  Waiver..............................................................................41

8.10  Entire Agreement...................................................................41

8.11  Severability.......................................................................42

8.12  Counterparts.......................................................................42

8.13  Assignment.........................................................................42

8.14  Benefit............................................................................42


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                          SECURITIES PURCHASE AGREEMENT



       THIS SHARE PURCHASE AGREEMENT, dated October 4, 2000 (as the same may be amended, supplemented or otherwise modified from time to time in accordance with its terms, this "Agreement"), is by and between:

       - COMPAGNIE GENERALE DE GEOPHYSIQUE, a company incorporated under the laws of France (hereinafter "CGG"), on the one hand; and

       - PARADIGM GEOPHYSICAL LTD., a company incorporated under the laws of Israel (hereinafter "Paradigm"); and

       - PARADIGM GEOPHYSICAL CORP., a company incorporated under the laws of Delaware and a wholly-owned Subsidiary of Paradigm (hereinafter "Paradigm USA" and together with Paradigm, the "Purchasers"), on the other hand.

                                    RECITALS:

WHEREAS:

(A) CGG is the registered and beneficial owner of all the shares, nominal value FF 100 per share (the "Shares"), issued by Flagship S.A. a company (societe anonyme) organized under the laws of France ("Flagship SA");

(B) CGG is the beneficial owner, directly or indirectly, of all the outstanding shares of CGG Americas, Inc., a company organized under the laws of the State of Texas ("CGG Americas"), which is in turn the holder of all the membership interests (the "LLC Interests"; and together with the Shares, the "Securities") in Flagship GeoSciences LLC, a limited liability company organized under the laws of the State of Texas ("Flagship LLC");

(C) Flagship SA and Flagship LLC (together, the "Companies" and, individually, a "Company") are engaged in the Flagship Business (as such term is defined below), which business is conducted in certain instances through or with the assistance of certain Affiliates (as such term is defined below) of CGG;

(D) Upon the terms herein set forth, the Purchasers wish to purchase the Securities, and CGG is willing to sell the Shares, and to procure that CGG Americas sells the LLC Interests, to the Purchasers;

(E) A portion of the consideration to be received by CGG will consist of newly-issued shares in the capital of Paradigm, the offering of which to CGG has taken place outside the United States;

(F) Paradigm is organizing Paradigm Geophysical Holdings EURL as a company (entreprise unipersonnelle ' responsabilit' limit'e) for the purpose of acquiring the Shares from Paradigm as soon as practicable after the date hereof; and

(G) CGG, Paradigm and the Companies are concurrently herewith entering into certain arrangements with respect to various transitional services to be provided on an on-going basis by the Affiliates of CGG through which a portion of the Flagship Business is being conducted (the "CGG Flagship Affiliates").

NOW, THEREFORE, the parties hereto do hereby agree as follows:


                                   ARTICLE I
                                 INTERPRETATION

1.1    DEFINITIONS

       In this Agreement, except as otherwise expressly provided, capitalized words or expressions shall have the meanings set out below:

       "Affiliate" means, with respect to any Person, any Person which, directly or indirectly, controls, is controlled by, or is under common control with that Person. For purposes of this definition "control" (including, with correlative meaning, the terms "controlled by" and "under common control with"), as used with respect to any Person, shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management and policies of such Person, whether through the ownership of voting securities, by contract or otherwise. For the purposes of this Agreement, Flagship SA and Flagship LLC shall not be considered Affiliates of CGG;

       "Agreed Form" means a form agreed between the parties and for the purposes of identification, initialed by or on behalf of the parties;

       "Business Day" means a day on which banks are opened for ordinary business in both France and Israel;

       "CGG Flagship Accounts Receivable" means all accounts receivable of the Companies owed by CGG or any of its Affiliates which (i) have arisen out of the Flagship Business, (ii) are outstanding and unpaid as of September 30, 2000, and
(iii) are reflected in the Final Closing Balance Sheet;

       "Closing Date" or "Date of Closing" means the date of this Agreement;

       "Company Intellectual Property Right" means any Intellectual Property Right owned or jointly owned by a Company and which relates to the Flagship Business (it being agreed that in the case of copyrights, a copyright shall be deemed to be owned by a Company if it was developed or authored by an employee of the Company and the Company possesses by law the right to exploit such copyright);

       "Contract" means any contract, agreement, obligation, promise, commitment or other undertaking (written or oral), which is legally binding;

       "Dollars" or "U.S. Dollars" means dollars of the United States of America;

       "Eligible Accounting Firm" means an internationally recognized independent accounting firm active in France and the United States;



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       "Encumbrance" means any mortgage, lien, pledge, charge, security interest or similar encumbrance;

       "Excess Geovecteur Liabilities" means any Geovecteur Liabilities exceeding the amount of Geovecteur Liabilities reflected in the Final Closing Balance Sheet;

       "Flagship Business" means the development, maintenance and commercial sale (i.e., through the granting of licenses) of the Integral Plus, Stratimagic, Seisfacies, GEM, Nexmodel and StratQC software programs whether currently sold or under development, and all activities related thereto;

       "Geovecteur Accounts Receivable" means all accounts receivable and intercompany receivables of the Companies which (i) have arisen out of the Geovecteur Business, (ii) are outstanding and unpaid as of September 30, 2000, and (iii) are reflected in the Final Closing Balance Sheet;

       "Geovecteur Business" means the development, maintenance and commercial sale (i.e., through the granting of licenses) by the Companies prior to the date hereof of the Geovecteur and/or the Petrovision software programs;

       "Geovecteur Liabilities" means any and all liabilities of the Companies which (i) relate directly and primarily to the Geovecteur Business, (ii) are outstanding and unpaid as of September 30, 2000, and (iii) are reflected in the Final Closing Balance Sheet;

       "Governmental Authority" means any governmental, quasi-governmental or regulatory authority, body, agency or department, whether governmental, provincial, municipal or foreign;

       "Governmental Authorization" means any approval, consent, permit, ruling, waiver, exemption or other authorization (including the lapse, without objection, of a prescribed time under a statute or regulation that states a transaction may be implemented if a prescribed time lapses following the giving of notice without an objection being made) issued, granted, given or otherwise made available by or under the authority of any Governmental Authority or pursuant to any Law;

       "Intellectual Property Right" means any of the following:

       (A) trademarks and service marks (registered or unregistered), trade dress, and all applications and registrations in any jurisdiction pertaining to the foregoing and all goodwill associated therewith;

       (B) patentable inventions, discoveries, improvements, ideas, know-how, formula methodology, processes, technology, computer programs and software (including, except where otherwise indicated, the Source code and Object code), and all applications and patents in any jurisdiction pertaining to the foregoing;

       (C) trade secrets, including confidential and other non-public information;

       (D) copyrights in writings, designs, mask works or other works, and all applications and registrations in any jurisdiction for the foregoing;


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


       (E) internet web sites, domain names, and all applications and registrations pertaining thereto;

       (F) licenses, covenants not to sue and similar terms relating to the foregoing; and

       (G) claims or causes of action arising out of or related to infringement or misappropriation of the foregoing;

       "Intercompany Payables" means all intercompany payables arising on or prior to September 30, 2000, of (x) CGG or any of its Affiliates to the Companies, and (y) the Companies to CGG or any of its Affiliates (other than (i) the CGG Flagship Accounts Receivable, and (ii) any Geovecteur Accounts Receivable owed by CGG or any of its Affiliates);

       "Judgment" means any award, decision, injunction, judgment, order, ruling, subpoena, or verdict entered, issued, made or rendered by any court, administrative agency or other Governmental Authority or by any arbitrator;

       "knowledge of CGG", or words to similar effect, means the actual knowledge of the members of (x) the board of directors (conseil d'administration) and executive committee (comit' ex'cutif) of CGG and (y) the board of directors and executive officers of CGG Americas, in each case, after due inquiry of the persons listed on Schedule 1.1;

       "Laws" means all applicable national, provincial, municipal, local or foreign laws, statutes, regulations, ordinances, rules, guidelines, orders, directives or other requirements of any Governmental Authority;

       "Material Adverse Effect" when used with respect to any change, situation, development or other event, means any such change, situation, development or other event which, individually or in the aggregate, has a material adverse effect on the business, financial condition or results of the Companies (taken as a whole) or of Paradigm and its Subsidiaries (taken as a whole), as the case may be, other than those relating to or affecting the economy generally or the business sector in which any of the relevant entities operates;

       "Net Assets" means Total Assets less Total Current and Long-term Liabilities, determined in accordance with U.S. GAAP, as appearing in the relevant financial statements of the Companies (it being understood that in the case of determination of Total Assets by reference to the Final Closing Balance Sheet, no value shall be reflected therein for any of the assets referenced in
Section 3.1.21(A) which were transferred by CGG and its Affiliates to either of the Companies after June 30, 2000);

       "Ordinary Course of Business" any action taken by the Companies or by Paradigm and its Subsidiaries, as the case may be, shall not be deemed to have been taken in the "Ordinary Course of Business" unless:

       (A) such action is recurring in nature, is consistent with the Companies' or Paradigm's, as the case may be, past practices, and is taken in the ordinary course of the Companies' or Paradigm's, as the case may be, normal day-to-day operations; and



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

       (B) such action is not required to be authorized by the stockholders, the board of directors (or any committee thereof) of the Companies or of Paradigm or any of its Subsidiaries, as the case may be, and does not require any other separate or special authorization of any nature;

       "Organizational Documents" when used with respect to (x) any company or other incorporated entity, means the memorandum and articles of association (statuts), charter or similar constitutive document of such company or other incorporated entity, as filed with the relevant commercial registry, company registrar or other Governmental Authority, as the same may be amended, supplemented or otherwise modified from time to time, and (y) any partnership or other unincorporated entity, means its certificate of formation, partnership agreement, governing agreement and/or similar constitutive document, as the same may be amended, supplemented or otherwise modified from time to time;

       "Permitted Encumbrances" means (i) any Encumbrances for Taxes or other governmental charges that are not yet delinquent, (ii) any retention of title provisions applicable to any machinery, equipment or inventory purchased by any of the Companies, (iii) any Encumbrances on any of the assets of the Companies arising solely by operation of law, and (iv) any other Encumbrances incurred or arising in the normal course of business which do not materially impair the transferability or the use of the relevant asset;

       "Person" includes an individual, corporation, partnership, trustee, trust, unincorporated association, organization, syndicate, executor, administrator or other legal or personal representative and pronouns have a similarly extended meaning;

       "Proceeding" shall mean any action, arbitration, dispute, hearing, investigation, litigation or suit commenced, brought, conducted, or heard by or before any Governmental Authority or arbitrator;

       "Schedules" means the schedules referenced in the representations and warranties of the parties hereto which schedules have been bound together by notarial process and for the purposes of identification, initialed by or on behalf of the parties;

       "Social Charge" means all social security, welfare, retirement, unemployment, health, housing, family and similar charges, taxes and payroll-related assessments payable to any Governmental Authority;

       "Subsidiary" when used with reference to a specified Person, means any company of which shares having ordinary voting power (other than shares having such power only by reason of the happening of a contingency) to elect a majority of the board of directors or other managers of such company are at the time owned, or the management of which is otherwise controlled (as such term is used in the definition of "Affiliate" above), directly or indirectly through one or more intermediaries, or both, by such Person;

       "Tax" or "Taxation" means all forms of taxation, duty, levy, impost, charge, national insurance or other similar contribution or rates, created or imposed by any Governmental Authority, whether in France or anywhere else, including any payment which a party hereto may be or become bound to make or obliged to account for to any person in respect of Taxation and also including any related penalty, interest, fine or surcharge; and



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

       "U.S. GAAP" means generally accepted accounting principles in the United States.

1.2    CONSTRUCTION

       1.2.1 Headings are for convenience only and do not affect interpretation.

       1.2.2 The following rules of interpretation apply unless the context requires otherwise:

       (A)    The singular includes the plural and conversely.

       (B)    A gender includes all genders.

       (C) Where a word or phrase is defined, its other grammatical forms have a corresponding meaning.

       (D) A reference to a clause or schedule is to a clause of or schedule to this Agreement.

       (E) A reference to any party to this Agreement or any other agreement or document includes the party's successors and permitted assigns.

       (F) A reference to any agreement or document is to that agreement or document as amended, novated, supplemented, varied or replaced from time to time, except to the extent prohibited by this Agreement.

       (G) A reference to any legislation or to any provision of any legislation includes any modification or re-enactment of it, any legislative provision substituted for it, and all regulations and statutory instruments issued under it.

       (H) A reference to currency is to U.S. Dollars unless otherwise specifically stated herein.

       (I) A reference to conduct includes any omission, representation, statement or undertaking, whether or not in writing.

       (J) A provision in this Agreement will not be construed against a party merely because that party was responsible for the preparation of that provision or because it may have been inserted for that party's benefit.

       (K) When calculating the period of time within which or following which any act is to be done or step taken, the date which is the reference day in calculating such period shall be excluded. If the last day of such period is not a Business Day, the period shall end on the next Business Day.



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                                   ARTICLE II
                                SALE AND PURCHASE

2.1    SALE AND PURCHASE

       On the date hereof and upon the terms herein set forth, and in reliance upon the representations, warranties and agreements of the respective parties contained herein, at the Closing (as such term is defined in Section 2.4 below):

       (A) CGG shall sell, assign and convey to Paradigm, and Paradigm shall purchase and accept from CGG, the Shares; and

       (B) CGG shall procure that CGG Americas shall sell, assign and convey to Paradigm USA, and Paradigm USA shall purchase and accept from CGG Americas, the LLC Interests;

in each such case, free and clear of any Encumbrances.

2.2    PURCHASE CONSIDERATION

       The aggregate consideration to be paid by the Purchasers for the Securities (the "Base Purchase Price") shall consist of (x) U.S.$4,000,000 in cash, and (y) 1,500,000 newly-issued, fully paid and non-assessable Ordinary Shares of Paradigm, par value NIS 0.5 each (the "Paradigm Shares"). The Base Purchase Price shall be subject to adjustment after the date hereof in accordance with Section 2.3 below. The Base Purchase Price shall be allocated and paid as follows:

       (A) for the Shares, CGG shall be paid and receive (i) U.S.$3,885,000 in cash, and (ii) the Paradigm Shares; and

       (B) for the LLC Interests, CGG Americas shall be paid U.S.$115,000 in cash.

2.3    ADJUSTMENT OF PURCHASE PRICE

       2.3.1 ADJUSTMENT OF THE BASE PURCHASE PRICE. The Base Purchase Price shall be increased (or decreased) by the U.S. Dollar equivalent of the amount (if any) by which the amount of the Net Assets, as determined on the basis of the Final Closing Balance Sheet (as such term is defined in Section 2.5 below), exceeds (or is less than) FF 16,277,000 (which the parties acknowledge is the amount of the Net Assets determined on the basis of the June Balance Sheet) (the Base Purchase Price, as so adjusted, being referred to herein as the "Purchase Price"). For such purpose, the "U.S. Dollar Equivalent" shall mean the number of U.S. Dollars determined by reference to the US$/Euro rate at the close of business in New York on the date hereof as published by Reuters for transactions of comparable amounts (the French franc figure to be converted into Euros on the basis of the fixed French franc/Euro rate of 6.55957 FF = 1 Euro).

       2.3.2 REPAYMENT OF PURCHASE PRICE. The Purchase Price shall be reduced by any amount due to the Purchasers by CGG pursuant to the provisions of Article VII hereof.



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2.4    CLOSING

       2.4.1 SIMULTANEOUS SIGNING AND CLOSING. The closing of the sale and purchase of the Securities shall be held at the offices of Willkie Farr & Gallagher, 21-23 rue de la Ville l'Eveque, 75008 Paris, France, immediately upon signature of this Agreement (the "Closing").

       2.4.2  CLOSING MECHANICS. At the Closing:

       (A)    CGG shall cause to be delivered to the Purchasers (in Agreed
Form):

              (i) to Paradigm, a duly signed transfer form (ordre de mouvement) for all the Shares, together with the share registers of Flagship SA;

              (ii) to Paradigm USA, a duly signed instrument of assignment for all the LLC Interests;

              (iii) letters of resignation of all the current members of the board of directors of Flagship SA;

              (iv)   Releases signed by CGG and CGG Americas;

              (v) an approval, by Elf Exploration Production ("Elf EP") in accordance with Article 9 of the contract known as EEP No. 8211 between Elf EP and Petrosystems dated May 1, 1997;

              (vi) evidence of the removal of Flagship SA from the Amended and Restated Multi-Currency Revolving Credit Agreement dated August 31, 2000;

              (vii) evidence of amendment of the Organizational Documents of Flagship LLC;

              (viii) legal opinions of counsel to CGG.

       (B)    the Purchasers shall:

              (i)    pay the Base Purchase Price as follows:

                     (a) the Purchasers shall pay the cash portion of the Base Purchase Price to CGG (for itself and on behalf of CGG Americas) by wire transfer of immediately available funds to such account as previously specified in writing by CGG; and

                     (b) Paradigm shall issue and deliver the Paradigm Shares to CGG, free and clear of any Encumbrances (except as created by this Agreement), and shall cause its transfer agent to deliver to CGG a share certificate representing the Paradigm Shares, and shall deliver to CGG: (x) a copy of the related "Issuance Report Form", as completed and signed, to be filed with the Israeli Registrar of Companies; and (y) a certificate of Paradigm's secretary confirming the inscription of CGG in Paradigm's shareholders register as the owner of the Paradigm Shares; and

              (ii) cause to be delivered to CGG a legal opinion of counsel to the Purchasers (in Agreed Form).

       (C) CGG and Paradigm and/or the Companies (as appropriate) shall enter into (in Agreed Form):

              (i) a Registration Rights Agreement (the "Registration Rights Agreement");

              (ii) an Umbrella Services Agreement (the "Umbrella Services Agreement");

              (iii)  an Employee Services Agreement;

              (iv)   two Corporate License Agreements; and

              (v)    a Support Agreement (the "Support Agreement").

All matters at the Closing will be considered to take place simultaneously, and no delivery of any document will be deemed complete until all transactions and deliveries of documents required by this Agreement are completed, and title to the Securities shall not be transferred and the Purchasers shall have no property rights or interest in such Securities unless and until the Closing actually takes place and the payments and deliveries referenced in subsection
(B) above are effectively received by the payees thereof.

2.5    CLOSING BALANCE SHEET; COMPUTATION OF ADJUSTMENT AMOUNT

       2.5.1  JUNE BALANCE SHEET. The parties acknowledge that:

              (i) set forth as ANNEX A hereto is a true and complete copy of the unaudited interim combined balance sheet of Flagship SA and Flagship LLC as at June 30, 2000 (the "June Balance Sheet").

              (ii)   the June Balance Sheet:

                     (a)    was prepared in accordance with U.S. GAAP;

                     (b) has been prepared in the course of due diligence review, under the supervision of Ernst & Young, with the knowledge and participation of the senior staff of both Paradigm and CGG;

                     (c)    has been reviewed by the parties; and

                     (d) forms the agreed basis for comparison purposes to the Closing Balance Sheet for determining adjustments to the Base Purchase Price, in accordance with Section 2.3.1.

       2.5.2 PREPARATION AND DELIVERY OF CLOSING FINANCIAL STATEMENTS. The parties shall use their reasonable endeavors to cause the Companies to prepare, as soon as reasonably practicable and by no later than sixty (60) days after the date hereof, (x) a balance sheet of each of the Companies as at September 30, 2000, together with the related statement of profit and loss of each of the Companies for the period ended on such date, and (y) a combined balance sheet of the Companies as at September 30, 2000 (the "Closing Balance Sheet"), together with the related combined statement of profit and loss of the Companies for the period ended on such date, in accordance with U.S. GAAP and in the case of the Closing Balance Sheet, in substantially the same format as the balance sheet included June Financial Statements (collectively, the "Closing Financial Statements"). The Closing Balance Sheet shall reflect all assets and liabilities required to be reflected therein in accordance with U.S. GAAP, except that no value shall be reflected therein for any of the assets referenced in Section 3.1.21(A) which were transferred by CGG and its Affiliates to either of the Companies after June 30, 2000. As soon as reasonably practicable after receipt of the Closing Balance Sheet, CGG shall:

              (i) procure that Arthur Andersen (the "Appointed Auditors") audit the Closing Financial Statements; and

              (ii)   deliver to the Purchasers:

                     (a) a copy of Closing Financial Statements, as audited by the Appointed Auditors (the "Audited Closing Financial Statements", and the Closing Balance Sheet, as so audited, the "Audited Closing Balance Sheet"), together with a copy of the related audit opinion of the Appointed Auditors; and

                     (b) a certificate (the "Adjustment Certificate"), setting forth in reasonable detail CGG's computation of:

                            (x)    the amount of the required adjustment, if
any, required by Section 2.3.1 (the "Adjustment Amount"), together with an indication as to which party it shall be paid; and

                            (y)    the amount of the Geovecteur Accounts
Receivable, the Geovecteur Liabilities and the CGG Flagship Accounts Receivable,

in each case, based on the information set forth in the Audited Closing Balance Sheet.

       The cost of auditing the Closing Financial Statements will be shared equally between Paradigm and CGG.

       The Purchasers shall ensure that the Appointed Auditors are provided with all reasonable access to the premises of the Companies and to the accounting and other relevant books and records of the Companies as needed in connection with the preparation and audit of the Closing Financial Statements and will provide explanations and assistance to the Appointed Auditors as required.

       CGG shall ensure that the Appointed Auditors are provided with all reasonable access to the relevant premises of CGG and its Affiliates and to the accounting and other relevant books and records of CGG and its Affiliates as needed in connection with the preparation and audit of the Closing Financial Statements and will provide explanations and assistance to the Appointed Auditors as required.



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       2.5.3  REVIEW OF THE AUDITED CLOSING FINANCIAL STATEMENTS. As from the date of the receipt by the Purchasers of the Audited Closing Financial Statements and the Adjustment Certificate (the "Delivery Date"), Paradigm and Ernst & Young (the "Purchasers' Auditors") may proceed at the Purchasers' expense with a review of the Audited Closing Financial Statements and the Adjustment Certificate. Such review shall be finally completed by no later than forty-five (45) days after the Delivery Date. The Purchasers' Auditors shall have all reasonable access to the accounting and other relevant books and records used in the preparation of the Audited Closing Financial Statements and the Adjustment Certificate.

       2.5.4 DISPUTED ITEMS NOTICE. The Purchasers may deliver written notice (the "Disputed Items Notice") to CGG within forty-five (45) days after the Delivery Date, stating that the Purchasers object to the Adjustment Amount set forth in the Adjustment Certificate, specifying in reasonable detail the basis for such objections and setting forth the Purchasers' assessment of changes required to be made to the Adjustment Amount (such assessed changes, the "Disputed Items"). Such assessment shall be accompanied by the related report of the Purchasers' Auditors confirming such objections and computations of the Disputed Items. Upon delivery of the Disputed Items Notice, the Purchasers and CGG shall use all reasonable endeavors to meet and discuss the objections of the Purchasers and to resolve the Disputed Items, draw up an agreed adjustments to the Audited Closing Balance Sheet and finally determine the Adjustment Amount (if any), as promptly as practicable.

       The Purchasers shall procure that the Appointed Auditors are provided with all reasonable access to the premises of the Companies and to the accounting and other relevant books and records of the Companies as needed in connection with their review of the Disputed Items.

       2.5.5  DISPUTE RESOLUTION

              (i) If the Purchasers and CGG do not agree upon the Adjustment Amount (if any) within twenty (20) days after delivery of the Disputed Items Notice (or such longer period as the Purchasers and CGG may agree in writing), the Purchasers and CGG shall each have the right to request that KPMG, PriceWaterHouseCoopers or Deloitte, Touch Tomatsu (the "Independent Expert"), resolve the Disputed Items and make a final determination of the Adjustment Amount (if any), based on its resolution of such Disputed Items; provided, however, that, when so requested, the Independent Expert and any related Entity shall not so act if they are in a position of conflict of interest with any of the parties hereto and the partner in charge of the matter at the selected Independent Expert shall be a qualified US CPA.

              (ii) The Independent Expert shall be selected jointly by the Appointed Auditors (acting as CGG's agent) and the Purchasers' Auditors (acting as the Purchasers' agent) from among Eligible Accounting Firms.

              (iii) If the Appointed Auditors and the Purchasers' Auditors have not agreed upon the selection of the Independent Expert within thirty (30) days after notice to the parties from, or a determination by, the selected Independent Expert that it is unwilling or unable to act as the Independent Expert, the Independent Expert shall be appointed by the President of the Courts of Paris (Tribunal de Grande Instance de Paris) acting in summary proceedings (statuant comme en mati're de r'f'r') at the request of the first party to make such request, with each party having the opportunity to be heard, from among Eligible Accounting Firms

(other than the Appointed Auditors and the Purchasers' Auditors or any other accounting firm which may be in a conflict of interest position with any of the parties hereto).

       2.5.6 FINAL DETERMINATION. The Independent Expert shall apply the directives and principles set forth in this Agreement to resolve the Disputed Items as to which CGG and the Purchasers have not agreed and to complete the final determination of the Adjustment Amount (if any). The Independent Expert shall not review any item other than those required to resolve the Disputed Items which CGG has not accepted in writing nor proceed with any further investigations, but shall base its decision exclusively on the materials and arguments presented by the parties and their respective Auditors (which materials shall not include any materials not referred to previously in the preparation of the notices contemplated by this Section 2.5). The parties shall, and the Purchasers shall procure that the Companies shall, cooperate with the Independent Expert in all reasonable respects.

The parties shall instruct the Independent Expert to simultaneously deliver to CGG and to the Purchasers a letter (the "Independent Expert's Letter") setting forth its final determination of the Adjustment Amount (which shall in no event be more favorable to the Purchasers than that set forth in the Disputed Items Notice or more favorable to CGG than that set forth in the Adjustment Certificate) within the shortest practicable time and shall use its reasonable efforts to do so within thirty (30) days after its appointment and delivery of all relevant information. Such final determination shall, except in the case of manifest error, be final and binding on the parties hereto, and shall be given by the Independent Expert as an expert and not as an arbitrator.

The fees, costs and expenses of the Independent Expert so selected will be borne, in the manner determined by the Independent Expert and if no determination is made, equally between CGG, on the one hand, and the Purchasers, on the other hand.

For the purposes hereof, either (i) the definitive Audited Closing Balance Sheet agreed upon by CGG and the Purchasers pursuant to Section 2.5.4 above, or (ii) in the absence of an agreement between CGG and the Purchasers, the Audited Closing Balance Sheet read in light of the Independent Expert's Letter delivered by the Independent Expert pursuant to this Section 2.5.6, is referred to herein as the "Final Closing Balance Sheet".

       2.5.7  CONCLUSIVE PRESUMPTIONS

       (A) If the Purchasers shall not have delivered the Disputed Items Notice (together with the related report of the Purchasers' Auditors) to CGG within forty-five (45) days after the Delivery Date, the Adjustment Amount, if any, set forth in the Adjustment Certificate shall be conclusively presumed to be true and correct in all respects and shall be binding on the parties and may not be disputed by them in any forum.

       (B) If the Purchasers shall have delivered a Disputed Items Notice (together with the related report of the Purchasers' Auditors) to CGG within forty-five (45) days after the Delivery Date, and if CGG does not notify the Purchasers in writing within ten (10) days after its receipt of the Disputed Items Notice that CGG do not agree with the Purchasers' determination of the Adjustment Amount set forth in the Disputed Items Notice, the Adjustment Amount set forth in the Disputed Items Notice shall be conclusively presumed to be true and correct in all respects and shall be binding on the parties and may not be disputed by them in any forum.

       2.5.8 NOTICE BY PURCHASERS. For the purposes of determining the date of the final determination of the Adjustment Amount pursuant to Sections 2.5.1. through 2.5.7 above, if the Purchasers shall deliver a written notice to CGG at any time after the delivery of the Adjustment Certificate to the effect that they agree with the computation of the Adjustment Amount set forth in the Adjustment Certificate, then the final determination of the Adjustment Amounts shall be deemed to have occurred on the date of the receipt by CGG of such written notice of agreement.

       2.5.9 FINAL PAYMENTS. The parties shall (x) settle any amounts due in respect of the Adjustment Amount, and (y) pay or cause to be paid (by the Companies, in the case of the Purchaser, and by its relevant Affiliates, in the case of CGG) any Intercompany Payables reflected in the Final Closing Balance Sheet (to the extent then outstanding), within five (5) Business Days after the final determination of the Adjustment Amount in accordance with the procedures herein set forth.

       2.5.10 OTHER FINANCIAL STATEMENTS

       (A) The parties acknowledge that the Closing Financial Statements are being prepared and audited solely for the purposes of determining the Adjustment Amount and the amount of certain payments to be made in accordance with the terms of this Agreement, and their preparation for the purposes of this Agreement shall not in any respect limit or prejudice the right of the Purchasers to cause the Companies to prepare historical or future periodic financial statements in any other manner or format.

       (B) The parties further acknowledge that pursuant to the requirements of the U.S. federal securities laws currently applicable to Paradigm, Paradigm may be required to prepare certain pro-forma financial statements for the Companies. In such connection, to assist Paradigm in the preparation of such financial statements, CGG shall provide Paradigm's auditors with all reasonable access to the accounting and other relevant books and records of CGG and its Affiliates as may be reasonably required for the preparation of any such financial statements and will provide explanations and assistance to such auditors to the extent reasonably requested. CGG acknowledges that such financial statements may be filed by Paradigm with various regulatory authorities to which it is subject and become public, and may vary from financial statements and information previously prepared by the Companies.

2.6    TRANSFER TAXES

       Any transfer or stamp taxes (including any droits d'enregistrement) or similar levies that may become payable as a result of the signing of this Agreement, the transfer of the Securities or the issuance of the Paradigm Shares shall be borne by the Purchasers and shall be paid on a timely basis in compliance with all statutory requirements.

                                  ARTICLE III
                         REPRESENTATIONS AND WARRANTIES
                                     OF CGG

3.1    REPRESENTATIONS AND WARRANTIES

       CGG makes the following representations and warranties to the Purchasers:

       3.1.1  ORGANIZATION AND AUTHORITY OF CGG

       (A) CGG is a company (societe anonyme) duly incorporated and organized and is validly existing under the Laws of France and has not been dissolved. CGG has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The entering into of this Agreement and the performance by CGG of its obligations hereunder have been duly authorized by all necessary action by the board of directors (conseil d'administration) of CGG and no other corporate proceeding on the part of CGG are necessary to authorize CGG's entering into this Agreement or the performance of its obligations hereunder. This Agreement has been duly executed by CGG and, assuming the due authorization and execution of this Agreement by the Purchasers, constitutes a legal, valid and binding obligation of CGG, enforceable against it in accordance with its terms.

       (B) CGG Americas is a corporation duly incorporated and organized and is validly existing under the Laws of the State of Texas and has not been dissolved. CGG Americas has the requisite corporate power and authority to sell the LLC Interests on the terms herein contemplated. The sale of the LLC Interests on the terms contemplated by this Agreement has been duly authorized by all necessary action by the board of directors of CGG Americas and no other corporate proceeding on the part of CGG Americas are necessary to authorize the sale of the LLC Interests on the terms contemplated by this Agreement.

       3.1.2  CORPORATE MATTERS

       (A) Flagship SA is a company (soci't'anonyme) duly incorporated and validly existing under the Laws of France and has not been dissolved. Schedule 3.1.2(A) sets forth a true, accurate and complete copy of the Organizational Documents of Flagship SA. On September 20, 1999, Flagship SA changed its name from Petrosystems SA. to its current name. Flagship SA has all requisite corporate power and authority to conduct its business as it is now being conducted and to own or use the properties and assets that it currently purports to own or use.

       (B) Flagship LLC is a limited liability company duly incorporated and validly existing under the laws of Texas. Schedule 3.1.2(B) sets forth a true, accurate and complete copy of the Organizational Documents of Flagship LLC. Flagship LLC has all requisite corporate power and authority to conduct its business as it is now being conducted and to own or use the properties and assets that it currently purports to own or use.

       (C) The registered share capital of Flagship SA is FF 250,000 divided into 2,500 ordinary shares of nominal value FF 100 each. The Shares are the only shares outstanding and are held beneficially and of record by CGG, free and clear of any Encumbrances.

       (D) The entire membership interest in the LLC is represented by 300,000 "Class A Voting Units" and 7,937,000 "Class B Voting Units", all of which are held by CGG Americas, free and clear of any Encumbrances.

       (E) The Companies have no Subsidiaries and do not hold securities or investments in any company, organization (whether incorporated or not) or any other entity (other than any liquid securities held for cash management purposes).

       (F) There are no rights or agreements to subscribe for, or to purchase, any shares or other securities of the Companies, nor are there outstanding any warrants, options, convertible instruments, or any other rights, agreements, undertakings, promises or commitments, written or oral, to sell or acquire shares from the Companies.

       3.1.3  NO CONFLICT OR VIOLATION

       Neither the execution and delivery of this Agreement by CGG, nor the consummation of the transactions contemplated hereby nor the fulfillment by CGG of the terms, conditions and provisions hereof will (with or without the giving of notice or lapse of time, or both):

       (A) contravene or violate the Organizational Documents or any resolutions of CGG, CGG Americas or either of the Companies or any amendments thereto or restatements thereof;

       (B) contravene or violate any Laws or Judgments applicable to CGG, CGG Americas or either of the Companies or require any Governmental Authorizations (other than filings to be made after the Closing under the provisions of the U.S. Securities Exchange Act of 1934, as amended (the "Exchange Act") and the French securities laws).

       (C) contravene, violate or result in the breach of, or give any other party the right to declare a default under, accelerate the performance of, or cancel, modify or terminate its obligations under, any material Contract to which either of the Companies is a party or by which it is bound; or

       (D) result in the creation or imposition of any Encumbrance on any of the assets of the Companies.

       3.1.4  FINANCIAL STATEMENTS

       (A) The June Balance Sheet was prepared in accordance with U.S. GAAP on the basis of the financial records of the Companies, and in all material respects fairly presents the combined financial position of Flagship SA and Flagship LLC as at June 30, 2000, subject to normal audit adjustments.

       (B) Since June 30, 2000, there has been no material adverse change in the business, financial condition or results of the Companies, taken as a whole.

       (C) Except as disclosed in this Agreement, since June 30, 2000, each of the Companies has conducted its operations in all material respects in the Ordinary Course of Business.

       3.1.5  TAXES

       (A)    Except as disclosed on Schedule 3.1.5:

              (i) all returns, reports and declarations in respect of any Taxes ("Tax Returns") that were required to be filed by or on behalf of either of the Companies (either separately or as part of a consolidated group) on or before the date hereof have properly and timely filed with the appropriate Governmental Authorities, and each such Tax Return was complete and correct in all material respects;

              (ii) all Taxes required to be paid by either of the Companies on account of any period up to September 30, 2000, have either been paid or will be fully reflected as a liability and reserved against in the Final Closing Balance Sheet; and

              (iii) no claim for assessment or collection of Taxes relating to either of the Companies that is or may become payable by either any of them has been notified in writing to the Companies or to CGG by any Governmental Authority, and neither CGG nor either of the Companies has caused the period for assessment or collection of any Taxes for which either of the Companies may be liable to be extended.

       (B) Schedule 3.1.5 sets forth the notifications received by CGG or the Companies in respect of the most recent years for which the Tax Return pertaining to income Taxes (impots sur les societes or the equivalent in jurisdictions other than France) owed by or on behalf of each of the Companies has been audited by the relevant Tax authorities.

       (C) Without derogating from the representations and warranties contained in this Article III, the Purchasers acknowledge that Flagship SA has opted previously for tax consolidation with CGG as the parent company of the tax consolidated group, and that Flagship SA will leave such group as a result of the transactions contemplated hereby.

       (D) No election pursuant to U.S. Treasury Regulation 301.7701-3(c) has been filed by Flagship LLC.

       3.1.6  PROPERTY AND ASSETS

       (A) Neither of the Companies owns any real property or is bound under any agreement to purchase any real property.

       (B) Schedule 3.1.6(B) sets forth an accurate and complete list of all real properties leased by either of the Companies (the "Leased Real Properties").

       (C) Except as set forth in Schedule 3.1.6(C), each of the Companies owns or has a valid lease for all material items of machinery, equipment and other tangible personal property which are required in order to conduct the Flagship Business as presently conducted. All such items which are material to the respective businesses of the Companies are in good condition, repair and (where applicable) proper working order, having due regard to the use and age thereof, reasonable wear and tear excepted. Each of the Companies has good and marketable title to each such material item of machinery, equipment and other tangible personal property purported to be owned by it, free and clear of any Encumbrances other than Permitted Encumbrances.

       3.1.7 MATERIAL CONTRACTS. Schedule 3.1.7 sets forth a complete and accurate list of all the following Contracts (other than any such Contracts identified in other Schedules) in effect to which either of the Companies is a party and under which such Company has any material obligations or liabilities continuing as of the date hereof (including, in the case of (B), and as far as it relates to the Flagship Business, any Contracts to which CGG or a CGG Flagship Affiliate is a party and under which such CGG Flagship Affiliate has any material obligations or liabilities continuing as of the date hereof) :

       (A) loan agreements, security agreements and other written arrangements relating to the borrowing of money or for lines of credit (other than intercompany loans and indebtedness);

       (B) agreements and other arrangements with customers providing for (x) the installation, configuration and maintenance during standard warranty periods of any computer software products licensed to third parties ("Licensing Agreements"), or (y) the servicing or maintenance of any computer software products licensed to a third party pursuant to a Licensing Agreement following the expiration of the standard warranty period (it being agreed that a Contract shall be deemed to be a Licensing Agreement hereunder only if a Company has any continuing obligations thereunder to deliver, install, configure or maintain during standard warranty periods any computer software products licensed to third parties);

       (C) agreements and other arrangements for the sale of any assets or properties (other than inventory) and for a sale price in excess of US$ 100,000 in any one case or for the grant of any options or preferential rights to purchase any assets (other than inventory);

       (D) guarantees or similar written arrangements pursuant to which either of the Companies guarantees the obligations of any third party;

       (E) contracts or commitments restricting either of the Companies from engaging in or competing in any line of business or with any other Person;

       (F)    partnership or joint venture agreements;

       (G)    lease agreements in respect of the Leased Real Properties;

       (H)    research and development agreements;

       (I)    distribution agreements;

       (J)    agreements with Governmental Authorities;

       (K)    agency agreements; and

       (L) any other contract or agreement material to the businesses of the Companies (taken as a whole) made other than in the Ordinary Course of Business pursuant to which annual payments in excess of US$ 100,000 may reasonably be expected to be made by or to the Companies;

(the foregoing Contracts being referred to collectively as the "Material Contracts" and individually as a "Material Contract"). Except as disclosed in
Schedule 3.1.7, none of the Material Contracts by its terms entitles the counterparty to terminate, or to modify or accelerate any obligations or rights under, such Material Contract solely by reason of a change of control of either of the Companies, and neither CGG nor either of the Companies has received or given written notice that a Company or any co-contractant is in material default under any Material Contract, which default remains unremedied as at the date hereof.

       3.1.8  INTELLECTUAL PROPERTY

       (A) Schedule 3.1.8(A)(I) identifies the Company Intellectual Property Rights, which is registered with any Governmental Authority or for which an application has been filed with a Governmental Authority. Schedule 3.1.8(A)(II) identifies all other Company Intellectual Property Rights, excluding trade secrets. Schedule 3.1.8(A)(III) identifies each Intellectual Property Right licensed to either of the Companies by any Person (except for any Intellectual Property Right that is licensed to either of the Companies under any third party license generally available to the public at a cost of less than US$ 25,000), and includes a copy of the license agreement under which such Intellectual Property Right is being licensed to the relevant Company (the "Licensed Intellectual Property Rights"). Except as disclosed in Schedule 3.1.8(A)(I) or
(II), the Companies are the sole and exclusive owners of all of the Company Intellectual Property Rights identified in such Schedules, free and clear of all Encumbrances (it being agreed that any licenses granted to third parties for the non-exclusive use of any Company Intellectual Property Rights shall not be deemed to constitute Encumbrances), and has a valid right to use all Intellectual Property Rights identified in Schedule 3.1.8(A)(III). Except as disclosed in Schedule 3.1.8(A)(I) or (II), neither of the Companies is obligated to make any payment to any Person for the use of any Company Intellectual Property Right. Except as disclosed on Schedule 3.1.8(A)(I) or (II), neither of the Companies has developed jointly with any other Person any Company Intellectual Property Right with respect to which such other Person has any material rights. The Company Intellectual Property Rights and, to the knowledge of CGG, the Licensed Intellectual Property Rights are subsisting, valid and enforceable and have not been adjudged invalid or unenforceable in whole or in part.

       (B) The Companies have taken all reasonable measures and precautions necessary to protect and maintain the confidentiality and secrecy of all Company Intellectual Property Rights (except Company Intellectual Property Rights whose value would not be materially impaired by public disclosure) and otherwise to maintain and protect the value of all Company Intellectual Property Rights. The Companies have not (other than (x) as disclosed on Schedule 3.1.8(B), (y) pursuant to a Licensing Agreement identified in Schedule 3.1.7(B) or (z) otherwise under a customary license, escrow, maintenance, support, non-disclosure, research and development or similar agreement in the Ordinary Course of Business) disclosed or delivered to any third party, or permitted the disclosure or delivery to any third party, of (i) the source code, or any portion or aspect of the source code, of any Company Intellectual Property Right, (ii) the object code, or any portion or aspect of the object code, of any Company Intellectual Property Right, or (iii) any trade or financial secrets or confidential lists of customers.

       (C) All software applications and software assets are properly documented and include all the required related documentation and user manuals, API manuals, information relating to the software programs, printed listings of code, detailed description of all libraries and software and any patches, bug fixes, workarounds and upgrades.

       (D) To the knowledge of CGG, none of the Company Intellectual Property Rights infringes or conflicts with any Intellectual Property Rights owned, used or claimed by any other Person. To the knowledge of CGG, the Companies are not infringing, misappropriating or making any unlawful use of, and the Companies have not at any time infringed, misappropriated or made any unlawful use of, or received any notice or other communication (in writing or otherwise) of any actual, alleged, possible or potential infringement, misappropriation or unlawful use of, any Intellectual Property Right owned, used or claimed by any other Person. To the knowledge of CGG, no other Person is infringing, misappropriating or making any unlawful use of, and no Intellectual Property Right owned or used by any other Person infringes or conflicts with, any Company Intellectual Property Right.

       (E) The Company Intellectual Property Rights and the Licensed Intellectual Property Rights collectively constitute all the Intellectual Property Rights reasonably required to enable the Companies to conduct the Flagship Business as presently conducted.

       3.1.9 INSURANCE. The insurance policies insuring the properties, assets and operations of the Companies through the Closing were provided primarily through CGG and its Affiliates and with respect to the Companies such group coverage will terminate as at the Closing. Schedule 3.1.9 provides a list of the material insurance policies maintained by or for the benefit of the Companies and in effect immediately prior to the Closing. To the extent that with respect to the Companies, any of such policies provide coverage after the date hereof in relation to events occurring or periods prior to the date hereof, upon the request of a Company, CGG shall use its reasonable commercial endeavors to obtain indemnification under such policies for (and shall pay the obtained indemnification to) the relevant Company (net of any costs to CGG or any of its Affiliates).

       3.1.10 RECORDS. The books of account, share transfer and account records, minute books and similar records of the Companies have been duly maintained in all material respects in accordance with all applicable legal requirements and contain sufficient records of all matters required to be dealt with in such records and are in the possession of the Companies. All material financial transactions relating to the Companies have been recorded in the books and records of the Companies to the extent required by, and in accordance with, applicable generally accepted accounting principles and are in the possession of the Companies.

       3.1.11 CUSTOMER LISTS. Neither CGG nor, to the knowledge of CGG, any previous shareholders or directors or any of their respective Affiliates is in possession of a copy of the current customer lists developed and used by the Companies in their respective businesses or the electronic data or other means to generate a copy of any such lists after the date hereof (it being understood and agreed that in relation to their own businesses, CGG and its Affiliates may have customers in common with the Companies and may therefore have substantially identical customer lists).

       3.1.12 COMPUTER SYSTEMS. Except as disclosed on Schedule 3.1.12: (i) the Companies own, license or have the right to use all of the computer systems reasonably required for the ongoing operation and conduct of their businesses as presently conducted; (ii) the computer systems of the Companies, including, but not limited to, mainframes, mini-computers and special purpose systems, are in reasonable operating condition and have adequate documentation describing, among other things, the operation of the hardware, required maintenance required operational procedures, all operating systems, applications and utilities; (iii) the documentation matches the implementation of the hardware and software in use as of the date hereof; and (iv) all installed software is fully licensed for use by the Companies.

       3.1.13 BANK ACCOUNTS. Schedule 3.1.13 sets out a list of all bank accounts opened in the name of either of the Companies, and the names of each person authorized to operate each such account.

       3.1.14 COMPLIANCE WITH LAWS. The Companies have complied with all applicable Laws and Judgments except where the failure to so comply could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither of the Companies has received written notice which remains outstanding of any material violation of any such Law or of any default with respect to any Judgment applicable to the Companies or any of their respective assets, properties or operations. The Companies have all material Governmental Authorizations required for the conduct of their respective businesses as presently conducted, and all such Governmental Authorizations are in full force and effect, except where failure to obtain or maintain any such Governmental Authorizations could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

       3.1.15 LITIGATION. There is no Proceeding pending or, to the knowledge of CGG, threatened in writing against (x) the Companies or (y) CGG or any of its Affiliates in relation to the Flagship Business. There is not presently any Judgment outstanding against the Companies which has not been satisfied or complied with in full. To the knowledge of CGG, there is no basis for a claim against the Companies which is reasonably likely to be asserted and which could reasonably be expected to have a Material Adverse Effect on the Companies.

       3.1.16 CONTRACTS WITH CERTAIN RELATED PARTIES. Except as disclosed in
Schedule 3.1.16, neither of the Companies is a party to any material Contract in which any director, or to the knowledge of CGG, any former director, shareholder, officer or former officer of CGG or the Companies, or any family member thereof, has a material interest, directly or indirectly, including arrangements for the payment of management or consulting fees of any kind whatsoever.

       3.1.17 ENVIRONMENTAL LIABILITIES

       (A) (a) The Companies are in material compliance with all applicable Laws relating to the pollution or the protection of the environment ("Environmental Laws") except where failure to so comply could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect;
(b) CGG and, to the knowledge of CGG, the Companies have not received any written communication that alleges that the Companies are not in material compliance with all applicable Environmental Laws; (c) the Companies have all material Governmental Authorizations required to be obtained by them pursuant to Environmental Laws (the "Environmental Permits") for the conduct of their respective businesses as presently conducted, and all such Environmental Permits are in full force and effect, except where failure to obtain or maintain any such Environmental Permit could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

       (B) There is no claim or Proceeding based on an alleged violation of the Environmental Laws (an "Environmental Claim") pending or, to the knowledge of CGG, threatened in writing against or involving the Companies or against any person or entity whose liability for any Environmental Claim the Companies have retained or assumed either contractually or by operation of law which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

       (C) No work, repair or capital expenditure is planned nor, to the knowledge of CGG, is any work, repair or capital expenditure required in respect of the properties and assets (including real property) of the Companies pursuant to or to comply with any Environmental Law, where the failure to undertake such work, repair or capital expenditure could reasonably be expected to result in an Environmental Claim having a Material Adverse Effect.

       3.1.18 EMPLOYMENT AND LABOR MATTERS

       (A) Schedule 3.1.18(A) sets forth (a) an accurate and complete list of all the directors of Flagship SA and all the managers of Flagship LLC, and
(b) an accurate and complete list of the collective bargaining agreements (conventions collectives and accords d'entreprise or their equivalent in jurisdictions other than France) applicable to any of the Companies' employees.

       (B) Schedule 3.1.18(B) sets forth: (i) a complete list of the names of the employees of each of the Companies on the date hereof, and (ii) the salary, benefits and other compensation payable to each such employee, together with a copy of any written employment agreement with any of such employees.

       (C)    Since December 30, 1999, except to the extent disclosed in
Schedule 3.1.18(C), neither of the Companies has (a) paid or agreed to pay any bonuses or made or agreed to make any increase in the rate of wages, salaries or other remuneration of any of its employees generally other than in the Ordinary Course of Business or as dictated by applicable Law or the applicable collective bargaining agreement, or (b) changed its hiring or termination policies or practices in any material respect.

       (D) Except as disclosed on Schedule 3.1.18(D), there are no severance or similar undertakings providing for compensation in case of termination of employment and no pensions or retirement benefits, bonus, profit sharing, stock purchase or stock option plans, company saving plans or employee funds or similar employee benefit plans or arrangements (such plans, funds or arrangements, the "Benefit Plans") sponsored or maintained by either of the Companies and providing benefits of economic value to employees which (x) in the case of Flagship SA, provide for any individual or collective terms and conditions of employment that are, in any material respect, more favorable to employees than the applicable collective bargaining agreement or the applicable requirements of Law, or (y) in the case of Flagship LLC, which provide for any individual or collective terms and conditions of employment that are, in any material respect, more favorable to employees than either (a) the applicable collective bargaining agreement or the applicable requirements of Law, or (b) if no such agreement or legal requirements apply, than such terms and conditions as are reasonably customary for employees of similarly situated companies carrying on similar businesses.

       (E) CGG has made (or has caused the Companies to make) such notifications to and effected such consultations with, the workers councils (comites d'entreprise) or equivalent bodies of the Companies as are required by applicable Law in connection with the sale of the Securities contemplated hereby.

       3.1.19 ACCOUNTS RECEIVABLE. All accounts receivable reflected in the Final Closing Balance Sheet will represent valid obligations, and, to the knowledge of CGG, will be collectible (subject to diligent prosecution of deliquent payors and net of reserves for doubtful accounts included in the Final Closing Balance Sheet) for their full value in the Ordinary Course of Business of the Companies (it being understood and agreed that the foregoing warranty does not apply to the CGG Flagship Accounts Receivable or to the Geovecteur Accounts Receivable).

       3.1.20 FSH. Schedule 3.1.20 sets forth a description of the Companies obligations to FSH.

       3.1.21 MATTERS PERTAINING TO CGG AND ITS AFFILIATES

       (A) Set forth on Schedule 3.1.21(A) is a copy of the documentation pursuant to which CGG and its Affiliates have conveyed to the Companies, prior to September 30, 2000, all material items of tangible personal property used directly in the Flagship Business which were owned by CGG or one of its Affiliates as of June 30, 2000.

       (B) Set forth on Schedule 3.1.21(B) is a copy of the documentation pursuant to which CGG Canada has assigned to Flagship SA, prior to September 30, 2000, all of its right, title and interest to Nexmodel and the other rights acquired by CGG Canada from Geonexus Corp. under an agreement dated July 29, 1998.

       (C) Set forth on Schedule 3.1.21(C) is a copy of the documentation pursuant to which CGG and its Affiliates have purchased from the Companies, prior to September 30, 2000, all material items of tangible personal property used directly in the Geovecteur Business which were owned by the Companies as of June 30, 2000 and reflected in the June Financial Statements.

       (D) Except as contemplated by this Agreement or by the Umbrella Services Agreement or as disclosed on Schedule 3.1.21(D), after the Closing, neither CGG (or any of its Affiliates) nor either of the Companies will be bound by any contractual obligation or commitment in favor of, respectively, the Companies or CGG (or any of its Affiliates).

       (E) All Intercompany Payables identified with reasonable certainty as to their amount by CGG as of September 25, 2000 have been settled in full on or prior to September 30, 2000 (other than amounts relating to corporate tax advance payments previously made by Flagship SA to CGG), and no material amount of Intercompany Payables have been incurred since September 25, 2000.

       (F) Since June 30, 2000, no professional fees or expenses (including legal and accounting fees) relating to the sale of the Securities have been invoiced to either of the Companies.

       3.1.22 DISCLOSURE. To the knowledge of CGG, there is no fact or facts peculiar to the Companies which CGG has not disclosed to Paradigm in writing which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

       3.1.23 SECURITIES ACT MATTERS. CGG is acquiring the Paradigm Shares for its own account, for investment purposes only, and not with a view to the resale or distribution of any part thereof in violation of any applicable securities law. CGG understands that the Paradigm Shares have not been registered under the U.S. Securities Act of 1933, as amended (the "Securities Act"), or under the securities laws of the various states of the United States, by reason of an exemption from the registration provisions thereunder. CGG acknowledges that its representations and warranties contained in this Section are being relied upon by Paradigm as a basis for the exemption of the issuance of the Paradigm Shares hereunder from the registration requirements of the Securities Act and any applicable state securities laws. CGG understands that all certificates for the Paradigm Shares issued to CGG shall bear a legend in substantially the following form:

       "THESE SECURITIES HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED. THE SECURITIES MAY NOT BE OFFERED, SOLD, TRANSFERRED OR OTHERWISE DISPOSED OF WITHOUT SUCH REGISTRATION OR THE DELIVERY TO THE ISSUER OF AN OPINION OF COUNSEL, REASONABLY ACCEPTABLE TO THE ISSUER, OR OTHER EVIDENCE REASONABLY ACCEPTABLE TO THE ISSUER, THAT SUCH DISPOSITION WILL NOT REQUIRE REGISTRATION OF SUCH SECURITIES UNDER THE SECURITIES ACT OF 1933, AS AMENDED."


                                   ARTICLE IV
                         REPRESENTATIONS AND WARRANTIES
                                OF THE PURCHASERS

4.1    REPRESENTATIONS AND WARRANTIES OF THE PURCHASERS

       The Purchasers make the following representations and warranties to CGG:

4.1.1  ORGANIZATION AND AUTHORITY OF THE PURCHASERS.

       (A) Paradigm is a company duly incorporated and organized and is validly existing under the Laws of the State of Israel and has not been dissolved. Schedule 4.1.1 sets forth a true, accurate and complete copy of the Organizational Documents of Paradigm. Paradigm has the requisite corporate power and authority to enter into this Agreement and the Registration Rights Agreement and to perform its obligations hereunder and thereunder. The entering into of this Agreement and the Registration Rights Agreement and the performance by Paradigm of its obligations hereunder and thereunder have been duly authorized by all necessary action by the board of directors of Paradigm and no other corporate proceeding on the part of Paradigm are necessary to authorize Paradigm's entering into this Agreement or the Registration Rights Agreement or the performance of its obligations hereunder or thereunder, including the issuance to CGG of the Paradigm Shares. This Agreement and the Registration Rights Agreement have been duly executed by Paradigm and, assuming the due authorization and execution of this Agreement and the Registration Rights Agreement by CGG, constitute the legal, valid and binding obligations of Paradigm, enforceable against it in accordance with their respective terms.

       (B) Paradigm USA is a corporation duly incorporated and organized and is validly existing under the Laws of Delaware and has not been dissolved. Paradigm USA has the requisite corporate power and authority to enter into this Agreement and to perform its obligations hereunder. The entering into of this Agreement and the performance by Paradigm USA of its obligations hereunder have been duly authorized by all necessary action by the board of directors of Paradigm USA and no other corporate proceeding on the part of Paradigm USA are necessary to authorize Paradigm USA's entering into this Agreement or the performance of its obligations hereunder. This Agreement has been duly executed by Paradigm USA and, assuming the due authorization and execution of this Agreement by CGG, constitutes a legal, valid and binding obligation of Paradigm USA, enforceable against it in accordance with its terms.

       4.1.2 NO CONFLICT OR VIOLATION. Neither the execution and delivery of this Agreement and the Registration Rights Agreement by the relevant Purchasers, nor the consummation of the transactions contemplated hereby or thereby nor the fulfillment by the relevant Purchasers of the terms, conditions and provisions hereof and thereof will (with or without the giving of notice or lapse of time, or both):

       (A) contravene or violate the Organizational Documents or any resolutions of any of the Purchasers or any amendments thereto or restatements thereof;

       (B) contravene or violate any Laws or Judgments applicable to any of the Purchasers or require any Governmental Authorizations (other than filings to be made after the Closing under the provisions of the Exchange Act, as amended and with the Israeli Registrar of Companies);

       (C) contravene, violate or result in the breach of, or give any other party the right to declare a default under, accelerate the performance of, or cancel, modify or terminate its obligations under, any material Contract to which any of the Purchasers is a party or by which it is bound; or

       (D) result in the creation or imposition of any Encumbrance on any of the assets of any of the Purchasers.

       4.1.3 ISSUANCE OF PARADIGM SHARES. The Paradigm Shares to be sold and issued to CGG in accordance with the terms of this Agreement have been duly authorized and, when issued as contemplated hereby, will be validly issued in compliance with all applicable Laws, fully paid and non-assessable, and no other Person has any preemptive right, option, warrant, subscription agreement or other right with respect to such Shares. Upon the issuance of the Paradigm Shares, CGG will acquire good and marketable title to the Paradigm Shares free and clear of any and all Encumbrances, except such Encumbrances as may be created pursuant to this Agreement or by CGG.

       4.1.4 COMMISSION REPORTS. Paradigm has filed with the United States Securities and Exchange Commission (the "Commission") all forms, reports, filings, proxy materials, registration statements and other documents required to be filed by it under the U.S. federal securities laws (the "Commission Filings"). The Commission Filings (as of their respective filing dates, mailing dates or effective dates, as the case may be) complied in all material respects with the applicable requirements of the U.S. federal securities laws and did not contain any untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements made therein, in light of the circumstances under which they were made, not misleading. Each of the consolidated balance sheets (including the related notes) included in the Commission Filings fairly presents in all material respects the financial position of Paradigm and its consolidated Subsidiaries as of the respective date thereof, and each of the other related statements (including the related notes) included therein fairly presents in all material respects the results of operations and cash flows of Paradigm and its consolidated Subsidiaries for the respective period or as of the respective date set forth therein. Each of the consolidated balance sheets and statements of operations and cash flows (including the related notes) included in the Commission Filings has been prepared in accordance with generally accepted accounting principles applied on a consistent basis during the period involved, except as otherwise noted therein, and subject, in the case of unaudited interim financial statements, to normal year-end adjustments. Paradigm has fully complied in all material respects with the Israeli Securities Law of 1968 and with the applicable term of any exemption granted thereunder. Paradigm acknowledges that CGG is relying on the Commission Filings with respect to its purchase of the Paradigm Shares pursuant to this Agreement. Since June 30, 2000, there has been no material adverse change in the business, financial condition or results of Paradigm and its Subsidiaries, taken as a whole, other than changes prevailing in the business sector in which Paradigm operates, and Paradigm and its Subsidiaries have not entered into any material transactions (other than in the Ordinary Course of Business) other than as reflected in the Commission Filings.

       4.1.5 LISTING OF ORDINARY SHARES. The outstanding Ordinary Shares of Paradigm are listed on the Nasdaq National Market, and Paradigm's listing agreement with respect thereto is in full force and effect. No action has been taken or threatened by Nasdaq with respect to the delisting or suspension from trading of the Ordinary Shares. The Paradigm Shares to be issued to CGG have been approved for listing on the Nasdaq National Market (subject to notice of issuance).

       4.1.6 FOREIGN PRIVATE ISSUER. Paradigm is a "foreign private issuer," as defined in Rule 3b-4 of the Exchange Act.

       4.1.7 SHARE CAPITAL. The authorized share capital of Paradigm consists in its entirety of 18,000,000 Ordinary Shares, of which, as of August 30, 2000, 13,191,902 are issued and outstanding and 2,000,000 Special Preferred Shares, none of which are issued and outstanding. In addition, as of August 30, 2000 (a) an aggregate of 2,239,814 Ordinary Shares are reserved for issuance pursuant to Paradigm's 1994 Stock Option Plan for key employees, the May 1994 Stock Option Plan, the 1994 General Stock Option Plan, the 1997 Stock Option Plan for Qualifying Israel Employees, the 1997 Executive Stock Option Plan and the 1997 Stock Option Plan for U.S. Employees (collectively, the "1994 and 1997 Stock Option Plans"), of which options to purchase 1,891,406 Ordinary Shares were outstanding as of August 30, 2000; and (b) 612,861 Ordinary Shares are reserved for issuance in connection with the exercise of certain outstanding warrants. All of the above outstanding shares have been duly authorized and validly issued, are fully paid and non-assessable, are not subject to preemptive rights, and are owned by Paradigm's shareholders free and clear of any Encumbrances imposed or created by Paradigm. Except as set forth in Schedule 4.1.7, none of the outstanding capital shares of Paradigm are subject to any co-sale right, registration right, right of first refusal or other similar right to purchase any shares pursuant to any agreement to which Paradigm is a party or otherwise imposed or created by Paradigm or imposed by Israeli law. Other than as described above, there are no outstanding options, warrants or other rights calling for the issuance of, and no commitments, plans or arrangements to issue, any capital shares of Paradigm or any security convertible into or exchangeable for share capital of Paradigm. All shares to be issued upon the exercise of outstanding warrants or options or upon the conversion of any security shall be, when issued or sold in accordance with the terms of the applicable agreements, validly issued, fully paid and non-assessable. An "Initial Public Offering", as such term is used in Paradigm's Articles of Association, has occurred.

       4.1.8 LITIGATION. Except as disclosed in Commission Filings, there is no claim or Proceeding pending or, to the knowledge of Paradigm, threatened in writing against or affecting Paradigm or any of its Subsidiaries or the assets of any of them which could have, individually or in the aggregate, a Material Adverse Effect on Paradigm and its Subsidiaries (taken as a whole), or a material adverse effect on Paradigm's ability to perform or observe any obligation or condition under this Agreement. To the knowledge of Paradigm, there is no basis for a claim against Paradigm or any of its Subsidiaries which is reasonably likely to be asserted and which could reasonably be expected to have a Material Adverse Effect on Paradigm and its Subsidiaries (taken as a whole).

       4.1.9 INDUSTRIAL COMPANY. Paradigm is qualified as an "Industrial Company" within the definition of the Law for the Encouragement of Industry (Taxes), 1969. To the knowledge of Paradigm, there is no reason for disqualifying Paradigm from being an Industrial Company, nor would such reason arise through the conduct and performance of Paradigm's business and operations in accordance with its plans and projections (including as a result of the transactions contemplated hereby).

       4.1.10 COMPLIANCE WITH LAWS. Each of Paradigm and its Subsidiaries is in compliance with all Laws and Judgments applicable to it, except where the failure to so comply could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, including without limitation, the provisions of the Law for Encouragement of Capital Investments, 1959, applicable to Paradigm and the terms of any "Approval Letter" issued to Paradigm thereunder and its extensions, amendments and supplements, if any.

       4.1.11 DISCLOSURE. To the knowledge of Paradigm, there is no fact or facts peculiar to Paradigm or any of its Subsidiaries which Paradigm has not disclosed to CGG in writing or in the Commission Filings which could reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

4.2    PURCHASERS' ACKNOWLEDGMENT

       The Purchasers acknowledge that they and their advisors have been given access to a data room organized by CGG and have reviewed to their reasonable satisfaction the documents and information listed on Schedule 4.2 (the "Data Room Documentation" (copies of which are attached to such Schedule except to the extent appearing at other Schedules)), and in entering into this Agreement, have taken into account their own review and analysis of the Data Room Documentation (it being understood that in relation to any matter covered by a representation or warranty of CGG expressly set forth in this Agreement, the Purchasers shall be entitled to rely solely upon such representation or warranty).


                                   ARTICLE V
                                COVENANTS OF CGG

5.1    GEOVECTEUR ACCOUNTS RECEIVABLE

       CGG shall, and shall procure that its Affiliates shall, promptly upon their receipt from third parties of payment of amounts due to them under accounts receivable outstanding on September 30, 2000 and related to the Geovecteur Business, pay the amount thereof to Flagship on account of the corresponding Geovecteur Account Receivable. On December 29, 2000 (or if such date is not a Business Day, on the immediately preceding Business Day), CGG will pay to the Companies, without any set-off or reduction, the unpaid balance of the Geovecteur Accounts Receivable (net of reserves for doubtful accounts included in the Final Closing Balance Sheet), whereupon the Purchasers shall cause the Companies to assign all such unpaid Geovecteur Accounts Receivable to CGG.

5.2    CGG FLAGSHIP ACCOUNTS RECEIVABLE

       CGG shall, and shall procure that its Affiliates shall, promptly upon their receipt from third parties of payment of amounts due to them under accounts receivable outstanding on September 30, 2000 and related to the Flagship Business, pay the amount thereof to Flagship on account of the corresponding CGG Flagship Account Receivable. On March 31, 2001 (or if such date is not a Business Day, on the immediately preceding Business Day), CGG will pay to the Companies, without any set-off or reduction, the unpaid balance of the CGG Flagship Accounts Receivable (net of reserves for doubtful accounts included in the Final Closing Balance Sheet).

5.3    COVENANT NOT TO COMPETE

       Except as contemplated by the Umbrella Services Agreement or the Support
Agreement:

              (i) for a period of thirty-six (36) months following the date hereof, CGG shall not, and shall procure that all of its Affiliates which it controls do not, directly or indirectly, engage in the commercial sale (i.e., through the granting of licensee) anywhere in the world of any products the same or similar to those currently included in the Flagship Business; and

              (ii) CGG shall not, and shall procure that all of its Affiliates which it controls do not, use commercially the names "Flagship", "Petrosystems", "Stratimagic", "Seisfacies", "GEM", "Integral Plus", "Nexmodel" and "StratQC" or otherwise simulate any of the foregoing names.

CGG and the Purchasers acknowledge the fact that a part of Stratimagic (the "propagator") is included in some of the tools used by CGG or its Affiliates centers in the course of their service activity to the clients. Should any of the tools making use of the "propagator" be sold to a client (commercial sale through the granting of license) by CGG or any of its Affiliates, a royalty of U.S.$ 12,000 shall be paid to the Purchasers by CGG. It is specified that the use of the "propagator" by CGG or its Affiliates is made on an "as is" basis and that neither CGG nor any of its Affiliates will be entitled to claim support or the supply of updates to such products. CGG further undertakes to pay all third party royalties payments if and when due upon written notification by the Purchasers or the Companies.

Furthermore, CGG and the Purchasers (for themselves and on behalf of the Companies) recognize that a "software development toolbox" (i.e., a set of software components; libraries, re-usables and modules which are not applications) related to and derived from GEM exists within the CGG or its Affiliates software development teams and that this software development toolbox has independently evolved during the past two years and is now significantly different. The parties nevertheless acknowledge that some similarities still exist at the level of the non-geoscience common tools (particularly drag and drop and base map).

The parties expressly agree that CGG and its Affiliates will retain the entire and non restricted ownership of this software development toolbox and will therefore be entitled to further use, develop and maintain such tool box. CGG agrees not to, and shall procure that its Affiliates do not use the name "GEM" any longer in any external communication. In consequence therefore, the parties agree that any amount that may be due to the FSH will be shared equally between CGG and Flagship SA and therefore CGG will reimburse as promptly as practicable, upon presentation of appropriate documentation, half of any amount paid by Flagship S.A. to the FSH with respect to the GEM project.

5.4    LOCK-UP

During the twelve-month period commencing on the date hereof, CGG and its Affiliates shall not sell or otherwise dispose of, or enter into any agreement to sell or dispose of, any of the Paradigm Shares without the authorization of the Paradigm Board, except for (i) such sales or other dispositions as may be permitted by the terms of the Registration Rights Agreement, and (ii) transfers of Paradigm Shares to Affiliates.

5.5    RECOMMENDED THIRD PARTY OFFER

       In the event that an third party which is not an Affiliate of Paradigm (a "Third Party") makes an offer to purchase all or substantially all of the outstanding shares of Paradigm (the "Third Party Offer"), which Third Party Offer has been approved and recommended by the board of directors of Paradigm (the "Paradigm Board"), and shareholders holding at least 75% of the outstanding Ordinary Shares of Paradigm have accepted the Third Party Offer, CGG irrevocably agrees, on behalf of itself and all of its Affiliates which it controls, to sell their Ordinary Shares to the Third Party on the terms of the Third Party Offer, provided that:

              (i) pursuant to the terms of the Third Party Offer, CGG and its selling Affiliates will receive cash or securities traded on a major internationally recognized stock exchange or regulated electronic trading market which are of a number and character such that they may be disposed of by CGG and its selling Affiliates on such stock exchange or regulated electronic trading market without any legal or contractual limitations within twelve (12) months of the date of receipt; and

              (ii) the sale of any such Ordinary Shares and/or the acceptance or receipt of any such securities would not violate any Laws or any material Contracts to which CGG or any of its selling Affiliates is subject.

5.6    RETENTION OF RECORDS

       CGG agrees that for a period of not less than four (4) years following the date hereof, it shall not destroy or otherwise dispose of any of the books and records of the Companies existing as of the date hereof except with the prior written consent of Purchasers, which consent shall not be unreasonably withheld. CGG agrees that it shall make available to Purchasers and their representatives and agents all such books and records, and permit Purchasers and their representatives and agents to examine, make extracts from and, at their expense, copy such books and records at any time during normal business hours for any proper business purpose.


                                   ARTICLE VI
                              COVENANTS OF PARADIGM

6.1    GUARANTEED OBLIGATIONS

       The Purchasers shall cause the Companies fully to perform and observe all the obligations required to be performed and observed by the Companies under each agreement or other obligation of either of them identified on Schedule 6.1 and with respect to which CGG or any of its Affiliates is obligated as a guarantor or assignor or identified as a party thereto, and shall promptly reimburse CGG and its Affiliates for any payments made or other liabilities incurred by any of them in respect of any such obligations; provided, however, that the Purchasers shall use their best efforts to obtain the complete release and discharge of the CGG and such Affiliates from such obligations by duly executed instruments in form reasonably satisfactory to the CGG within sixty
(60) days of the date hereof and, if after using such best efforts, the Purchasers are unable to obtain such release and discharge with respect to any of such obligations, the Purchasers shall thereafter cause the Companies to take all action necessary to terminate such obligation as soon as possible, including but not limited to exercising any option to prepay or purchase contained therein. Pending such complete release and discharge or termination, the Purchasers shall not permit the Companies or any of their successors to default under or amend or modify the terms of any such obligation for which CGG or any of its Affiliates could still be liable, directly or indirectly, or exercise any right to, or agree to, extend the terms of such obligation or assign or subcontract any agreement or arrangement containing any such obligation to any party.

6.2    RETENTION OF RECORDS

       The Purchasers agree that for a period of not less than four (4) years following the date hereof, they shall not, and shall not permit any of the Companies to, destroy or otherwise dispose of any of the books and records of the Companies existing as of the date hereof except with the prior written consent of CGG, which consent shall not be unreasonably withheld. The Purchasers agree that they shall, and they shall cause the Companies to, make available to CGG and its representatives and agents all such books and records, and permit CGG and its representatives and agents to examine, make extracts from and, at their expense, copy such books and records at any time during normal business hours for any proper business purpose.

6.3    PARADIGM BOARD REPRESENTATION

       6.3.1 As long as CGG and its Affiliates hold in the aggregate more than 5% of the outstanding Ordinary Shares of Paradigm, Paradigm will recommend to the shareholders of Paradigm prior to any general meeting of shareholders of Paradigm, at which directors may be proposed to be elected, to elect a representative of CGG (the "CGG Representative") to the board of directors of Paradigm (the "Paradigm Board"), and will take all lawful actions to solicit such election provided that:

              (i) the CGG Representative is not directly involved in any business in competition with any material businesses of Paradigm viz.:
Geoscience software and data processing and interpretation; and

              (ii) prior to the third anniversary date of this Agreement, without the approval of the Paradigm Board, CGG and its Affiliates have not acquired additional Ordinary Shares causing them to then hold in the aggregate a percentage of the outstanding Ordinary Shares in excess of the percentage held by CGG immediately after issuance of the Paradigm Shares.

       6.3.2 Paradigm will give CGG written notice reasonably in advance of the preparation of proxy materials for each shareholders meeting at which directors are proposed to be elected to permit CGG to designate a CGG Representative to be included therein as a nominee for election as a director.

       6.3.3 Paradigm agrees, both for the benefit of CGG and the benefit of any CGG Representative elected to the Paradigm Board (as an express third party beneficiary of this undertaking):

              (i) to ensure that any CGG Representative elected to the Paradigm Board is covered by and benefits from Directors and Officers insurance to the fullest extent then applicable to any other member of the Paradigm Board;

              (ii) to use its best efforts to comply with the requirements of the Israeli Companies Law, 1999 with respect to the election of external directors and the appointment of a qualifying Audit Committee by no later than the shareholders' meeting at which the CGG Representative is nominated for election;

              (iii) to use its best efforts to amend its Articles of Association by no later than the shareholders' meeting at which the CGG Representative is nominated for election, to authorize exculpation, indemnification and insurance of its directors to the fullest extent permitted by the Israeli Companies Law, 1999; and

              (iv) to in all cases ensure that any CGG Representative elected to the Paradigm Board is indemnified by Paradigm for his acts or omissions as a director to the fullest extent permitted by applicable Law (it being understood that if Paradigm enters into any indemnification arrangements with any of its officers or directors, it shall be required to enter into indemnification arrangements with the CGG Representative equivalent to the most favorable treatment accorded any of its officers or directors). Paradigm shall indemnify each of CGG and any CGG Representatives for and against any Damages suffered or incurred by CGG and/or the CGG Representative as a result of any breach of Paradigm's undertakings in this Section without reference to any of the limitations set forth in Section 7.7 hereof.

6.4    SPECIAL PREFERRED SHARES

       Paradigm will not issue any Special Preferred Shares which currently exist in Paradigm's registered share capital, without issuing at the same time to CGG a portion of such shares issued which portion corresponds to CGG's then portion of the outstanding Ordinary Shares of Paradigm.


                                  ARTICLE VII
                          SURVIVAL AND INDEMNIFICATION

7.1    SURVIVAL OF CGG'S REPRESENTATIONS AND WARRANTIES

       The representations and warranties of CGG contained in this Agreement shall survive the Closing for the benefit of the Purchasers until the second anniversary of the date hereof, except that the representations and warranties of CGG set forth in Section 3.1.5 (Taxes) and Section 3.1.17 (Employment and Labor Matters) to the extent that they relate to Taxes and Social Charges, respectively, shall survive the Closing for the benefit of the Purchasers until the third anniversary of the date hereof. If at any time prior to the relevant expiration date a Claim Notice (setting forth a factual basis sufficient to demonstrate the validity of the claim of a material inaccuracy or breach of a representation or warranty) shall have been properly delivered in accordance with the terms of this Agreement, the corresponding Claim shall survive until the time of its final determination or settlement.

7.2    SURVIVAL OF PURCHASERS' REPRESENTATIONS AND WARRANTIES

       The representations and warranties of the Purchasers contained in this Agreement shall survive the Closing for the benefit of CGG until the second anniversary of the date hereof. If at any time prior to the second anniversary date, a Claim Notice (setting forth a factual basis sufficient to demonstrate the validity of the claim of a material inaccuracy or breach of a representation or warranty) shall have been properly delivered in accordance with the terms of this Agreement, the corresponding Claim shall survive until the time of its final determination or settlement.



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7.3    SURVIVAL OF COVENANTS

       Except as otherwise provided in this Agreement, all covenants of CGG and the Purchasers, as the case may be, contained in this Agreement shall survive the Closing for the benefit of the Purchasers or CGG, as the case may be, indefinitely or for the period specifically specified therefor.

7.4    INDEMNIFICATION

       7.4.1  OBLIGATION OF CGG

              From and after the Closing and subject to the provisions of this
Article VII, CGG will indemnify and hold the Purchasers harmless for, and will pay to the appropriate Purchaser (as a partial repayment of the Purchase Price) the amount of, any claims, demands, actions, cause of action, damages, losses, cost, liability or expense (including reasonable legal fees, but excluding lost profits and any consequential, incidental or indirect damages) (collectively, "Damages"), which the Purchasers or the Companies may actually suffer or incur directly as a result or arising out of:

       (A) any non-fulfillment of any covenant on the part of CGG contained in this Agreement;

       (B) any inaccuracies in or breach of any of CGG's representations or warranties contained in this Agreement; or

       (C)    any Excess Geovecteur Liabilities.

From and after the Closing, the right to indemnification provided for in this
Section 7.4.1 shall be the Purchasers' exclusive remedy for monetary damages for any such non-fulfillment of a covenant or inaccuracy in or breach of any representation or warranty or specific indemnity, and the Purchaser waives any other remedies that it may have (excluding specific performance).

       7.4.2  OBLIGATION OF THE PURCHASERS

              From and after the Closing and subject to the provisions of this
Article VII, the Purchasers will indemnify and hold CGG harmless for, and will pay to CGG the amount of, any Damages which CGG or CGG Americas may actually suffer or incur directly as a result or arising out of:

       (A) any non-fulfillment of any covenant on the part of the Purchasers contained in this Agreement; and

       (B) any inaccuracies in or breach of any of the Purchasers' representations or warranties contained in this Agreement.

From and after the Closing, the right to indemnification provided for in this
Section 7.4.2 shall be CGG's exclusive remedy for monetary damages for any such non-fulfillment of a covenant or inaccuracy in or breach of any representation or warranty, and CGG waives any other remedies that it may have (excluding specific performance).



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7.5    PROCEDURE FOR INDEMNIFICATION

       The party making a claim for indemnification under this Article VII shall, for the purposes of this Agreement, be referred to as the "Indemnified Party" and the party or parties against whom such claims are asserted under this
Article VII shall, for the purposes of this Agreement, be referred to as the "Indemnifying Party". All claims by any Indemnified Party under this Article VII shall be asserted and resolved as follows:

       7.5.1  CLAIM NOTICES

              In the event that (A) any claim, demand or Proceeding is asserted or instituted by any Person other than the parties hereto and their respective Affiliates (a "Third Party") which, if successful, could give rise to Damages for which an Indemnifying Party would be liable to an Indemnified Party hereunder (any such claim, demand or Proceeding, a "Third Party Claim"), or (B) any Indemnified Party hereunder shall have a claim to be indemnified by any Indemnifying Party hereunder which does not involve a Third Party Claim (any such claim, a "Direct Claim"), the Indemnified Party shall send to the Indemnifying Party a written notice (a "Claim Notice") specifying in reasonable detail the factual basis of such claim or demand and the amount or a good faith estimated amount of related Damages (which estimate shall not be conclusive of the final amount of such claim and demand) and such available supporting evidence as may reasonably be required by the Indemnifying Party to assess the merits of the claim and the computation or estimate of Damages.

       7.5.2  TIME FOR CLAIM NOTICE

              The Indemnified Party shall send a Claim Notice (x) in the case of a Third Party Claim, within thirty (30) days of receipt of actual notice of such Third Party Claim (or such shorter period as may be warranted under the circumstances); and (y) in the case of a Direct Claim, with reasonable promptness in view of the circumstances (but in no event later than sixty (60) days after the Indemnified Party (including the Companies in the case of the Purchasers) first becomes aware of the facts upon which the Direct Claim is based).

       7.5.3  DIRECT CLAIMS

              In the event of a Direct Claim, the Indemnifying Party shall have thirty (30) days following its receipt of the relevant Claim Notice (or if the amount of the Claim was not determined at the time of the Claim Notice, the date on which amount of the Claim has been notified by the Indemnified Party) (the "Direct Claim Review Period") to make such investigation of the Claim as reasonably necessary to determine the validity of the Claim. For the purpose of such investigation, the Indemnified Party shall make available to the Indemnifying Party the information relied upon by the Indemnified Party to substantiate the Claim. If the Indemnified Party and the Indemnifying Party agree at or prior to the expiration of the Direct Claim Review Period (or any mutually agreed upon extension thereof) to the validity and amount of the claim, the Indemnifying Party shall immediately pay to the Indemnified Party the full agreed upon amount of the Claim, in the event that only part of the amount of the Claim is in dispute, the Indemnifying Party shall immediately pay the full amount which is not in dispute. If the Indemnified Party and the Indemnifying Party do not reach agreement on or prior to the date of the expiration of the Direct Claim Review Period or if the Indemnifying Party notifies the Indemnified Party during the Direct Claim Review Period



                                     - 33 -
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that it disputes its liability to the Indemnified Party in respect of the underlying Claim, setting forth the reasons for such objection, the Indemnified Party shall have one hundred eighty (180) days after the first to occur of (x) the expiration of the Direct Claim Review Period, and (y) the date it receives any such notification from the Indemnifying Party, to commence arbitration proceedings against the Indemnifying Party as provided by Section 8.7 of this Agreement. If the Indemnified Party fails for any reason (other than impossibility at law) to so commence arbitration proceedings within such one hundred eighty (180) day period, such Direct Claim will be barred and the Indemnified Party shall be deemed to have irrevocably waived its rights to pursue any other claim against the Indemnifying Party based on the same facts, events or circumstances.

       7.5.4  THIRD PARTY CLAIMS

       (A) THIRD PARTY CLAIM REVIEW PERIOD. In the event of a Third Party Claim, the Indemnifying Party shall have thirty (30) days following its receipt of the relevant Claim Notice (the "Third Party Claim Review Period") to make such investigation of the underlying claim as it considers necessary or desirable and to notify the Indemnified Party whether or not it disputes its liability to the Indemnified Party in respect of such Third Party Claim. If the Indemnifying Party does not notify the Indemnified Party during the Third Party Claim Review Period that it disputes its liability to the Indemnified Party in respect of the relevant Third Party Claim, the Indemnifying Party shall be deemed to have acknowledged its liability to the Indemnified Party in respect of such Third Party Claim. If the Indemnifying Party notifies the Indemnified Party during the Third Party Claim Review Period that it disputes its liability to the Indemnified Party in respect of the relevant Third Party Claim, setting forth the reasons for such objection, the Indemnified Party shall have one hundred eighty (180) days after the date it receives any such notification from the Indemnifying Party to commence arbitration proceedings against the Indemnifying Party as provided by Section 8.7 of this Agreement. If the Indemnified Party fails for any reason (other than impossibility at law) to commence arbitration proceedings within such one hundred eighty (180) day period, the Indemnified Party's claim in respect of such Third Party Claim shall be barred and the Indemnified Party shall be deemed to have irrevocably waived any rights to pursue any other claims against the Indemnifying Party in respect of such Third Party Claim.

       (B) DEFENSE OF THIRD PARTY CLAIM. Until such time, if any, as it is determined or agreed that the Indemnifying Party has no liability to the Indemnified Party in respect of a particular Third Party Claim, the Indemnifying Party shall have the right to elect, by written notice delivered to the Indemnified Party within fifteen (15) Business Days of receipt by the Indemnifying Party of the Claim Notice from the Indemnified Party in respect of the relevant Third Party Claim, at the sole expense of the Indemnifying Party, to participate in or assume control of the negotiation, settlement or defense of the Third Party Claim, provided that:

              (i) such will be done at all times in a diligent and bona fide matter;

              (ii) the Indemnifying Party acknowledges in writing its obligation to indemnify the Indemnified Party (upon any eventual determination of its liability) in accordance with, and subject to, the terms contained in this Agreement in respect of that Third Party Claim; and



                                     - 34 -
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              (iii)  the Indemnifying Party shall pay all reasonable
out-of-pocket expenses incurred by the Indemnified Party as a result of such participation or assumption.

If the Indemnifying Party elects to assume such control, the Indemnified Party shall co-operate with the Indemnifying Party and its counsel in the defense of such Third Party Claim and shall refrain from taking any actions which might jeopardize or interfere with its defense. The Indemnified Party shall have the right to participate in the negotiation, settlement or defense of any such Third Party Claim at its own expense. If the Indemnifying Party does not so elect or, having elected to assume such control, thereafter fails to proceed with the settlement or defense of any such Third Party Claim, the Indemnified Party shall be entitled to assume such control. In such case, the Indemnifying Party shall co-operate where necessary with the Indemnified Party and its counsel in connection with such Third Party Claim and, subject to subsection (D) below, the Indemnifying Party shall be bound by the results obtained by the Indemnified Party with respect to such Third Party Claim.

       (C) COUNTERCLAIM AND CROSS-CLAIM. If so requested by an Indemnifying Party and related to the claim in question, the Indemnified Party shall make (or in the case of the Purchasers, shall cause the relevant Companies to make) any counterclaim against any Person asserting such Third Party Claim or any cross-claim against any other Person which may be liable. The Indemnifying Party shall bear the cost of any such counterclaim or cross-claim, which shall not be settled without the prior written consent of the Indemnifying Party.

       (D) SETTLEMENT OF THIRD PARTY CLAIMS. The Indemnifying Party shall not be liable for any Third Party Claim which is settled or otherwise compromised or in respect of which any admission of liability is made without its prior written consent. In such connection, if the Indemnified Party shall receive from a Third Party or if the Indemnified Party shall propose to make to a Third Party an offer of settlement of such Third Party Claim (a "Settlement Offer"), the Indemnified Party shall notify the Indemnifying Party of such Settlement Offer promptly upon receipt thereof from the Third Party and reasonably in advance of responding thereto, or reasonably in advance of making such Settlement Offer, and shall provide with such notice all related supporting documentation reasonably required to enable the Indemnifying Party to assess the relative merits of the Settlement Offer. At the reasonable request of either of the parties, the parties will consult in good faith with respect to any such Settlement Offer. The Indemnifying Party shall then determine in the exercise of its own reasonable business judgment whether or not to consent to the Settlement Offer. If a Settlement Offer is received, which the Indemnifying Party, but not the Indemnified Party, is willing to accept, the Indemnified Party may elect to continue the defense of such claim at its own expense, in which case the liability of the Indemnifying Party shall be limited to the lesser of: (i) Damages calculated as if the Third Party Claim were settled in accordance with the proposed Settlement Offer, and (ii) the Damages actually suffered by the Indemnified Party taking into account the final determination of the Third Party Claim. The failure by the Indemnifying Party to respond in writing to a written request for consent to a Settlement Offer for a period of more than ten (10) Business Days after receipt of such request by the Indemnifying Party shall be deemed a consent by the Indemnifying Party to such request.

       7.5.5  COOPERATION

              From and after the delivery of a Claim Notice hereunder, at the reasonable request of the Indemnifying Party, the Indemnified Party shall grant the Indemnifying Party and



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


its representatives (including professional advisors) reasonable access to the books, records, computerized systems, employees and properties of the Indemnified Party (or of the Companies, if CGG is the Indemnifying Party) to the extent reasonably related to the matters to which the Claim Notice relates.

       7.5.6  MITIGATION

              The Indemnified Party shall use its commercially reasonable efforts (and if the Purchasers are the Indemnified Party, they shall cause the Companies to use their commercially reasonable efforts) to mitigate any Damages resulting from any matters giving rise to a claim for indemnification under this
Article VII.

       7.5.7  PAYMENT

              No amount shall become due and payable by an Indemnifying Party to an Indemnified Party in respect of any Third Party Claim unless and to the extent that the Indemnified Party is under the obligation to immediately pay the relevant Damages to the relevant Third Party as a result of a final non-appealable judgment of a court of competent jurisdiction, a final non-appealable decision of an arbitral tribunal or a binding settlement or other agreement among the relevant parties.

       7.5.8  SUBROGATION

              No amount shall become due and payable by an Indemnifying Party to an Indemnified Party in respect of any Claim unless the Indemnified Party shall have effectively subrogated the Indemnifying Party in all its (and the Companies', if the Purchasers are the Indemnified Party) rights against third parties in respect of such Claim.

7.6    CALCULATION OF DAMAGES

       7.6.1 In calculating the amount of any Damages claimed by the Purchasers under Section 7.4.1, there shall be deducted: (i) the amount of any indemnification or other recoveries (including insurance proceeds) payable to the Purchasers or any of the Companies by any third party with respect to such Damages payment of which is not disputed by such third party, (ii) the amount of any reserve or provision included in the Final Closing Balance Sheet for Damages to which such Claim relates, and (iii) the amount of any corresponding Tax savings or benefit (including any Tax reduction, credit, or loss carry-back or carry-forward) (a "Tax Benefit") which is or will be available to the Purchasers or any of the Companies in respect of any taxable period.

       7.6.2 For purposes of computing the amount of any Damages which an Indemnifying Party may be required to pay hereunder, only the Damages actually sustained by CGG, the Purchasers or the relevant Company shall be taken into account, to the exclusion of any price/earnings or similar multiplier implicit in the Purchase Price.

       7.6.3 If at the time that a Claim is made by a Purchaser or a payment is required to be made by CGG in respect of any Damages suffered or incurred by the Companies, the availability or the amount of any corresponding Tax Benefit cannot be determined with reasonable certainty, the potential Tax Benefit shall not then be taken into account in the computation of the amount of Damages payable by CGG and any required payment shall not be delayed. Thereafter, the Purchasers shall cause the Companies to notify CGG with reasonable promptness whenever a Tax Benefit is claimed by or on behalf of the Companies (or their tax group) or its availability becomes reasonably certain as a result of the Damages suffered or incurred by the Companies relating to such Claim, which notice shall indicate the amount of such Tax Benefit. CGG shall also have the right, at any time after a Claim is made in respect of which the availability of the Tax Benefit of the corresponding Damages cannot be determined with reasonable certainty, to require that its auditors be given reasonable access to the relevant accounting and tax records of the Companies to determine the availability and amount of any such Tax Benefit.

       7.6.4  In the event that the amount of any deduction referred to in this
Section 7.6 is determined only after payment by CGG of the amount otherwise required pursuant to this Article VII, Paradigm shall repay to CGG promptly after such determination any such payments that CGG would not have had to make pursuant to this Article VII had such determination been made at or prior to the time of such payment.

       7.6.5 In calculating the amount of Damages claimed by CGG under Section 7.4.2, there shall be deducted therefrom the amount of any Tax Benefit which is or will be available to CGG in respect of any taxable period (following the same principles and procedures set forth in Section 7.6.3 as if CGG were the Purchaser and the Purchaser were CGG), provided that the payment made in respect of the corresponding Claim is not taxable to CGG.

7.7    ADDITIONAL RULES AND PROCEDURES

       The obligations of CGG and the Purchasers to indemnify each other pursuant to this Article VII shall also be subject to the following limitations and exclusions:

       7.7.1 An Indemnified Party shall only be entitled to make a Claim pursuant to this Article VII in respect of a representation or warranty contained in this Agreement if a Claim Notice is properly given within the time periods provided for in Sections 7.1 and 7.2, as the case may be;

       7.7.2 No Claim may be made by the Purchasers or CGG, and no amount shall be due by CGG or the Purchasers in respect of any such Claim, unless and only to the extent that after application of the provisions of this Article VII:

       (A) the amount of Damages in respect of which the relevant party is entitled to be indemnified as a result of any individual claim exceeds $50,000; and

       (B) the cumulative and aggregate amount of all Damages in respect of which the relevant party is obligated to indemnify the other party under the preceding clause (A) exceeds $250,000.

Notwithstanding the foregoing, as between the parties, the foregoing limitations constitute deductibles and CGG, on the one hand, and the Purchasers, on the other hand, shall be liable to indemnify each other only for Damages in excess of such amounts.

       7.7.3 (A) Except for those circumstances where CGG has made any fraudulent or intentional misrepresentation or breach with respect to any of its representations, warranties, agreements or covenants contained in this Agreement, and notwithstanding any



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


other provision in this Agreement, in no event shall the aggregate amount of Damages for which the Purchasers (collectively) may claim hereunder, and for which CGG may be liable, exceed Seven Million US Dollars (US$7,000,000).

              (B) Except for those circumstances where any of the Purchasers has made any fraudulent or intentional misrepresentation or breach with respect to any of its respective representations, warranties, agreements or covenants contained in this Agreement, and notwithstanding any other provision in this Agreement, in no event shall the aggregate amount of Damages for which CGG may claim hereunder, and for which the Purchasers (collectively) may be liable, exceed Five Million US Dollars (US$5,000,000).

       7.7.4 No claim in respect of Taxes shall entitle the Purchasers to indemnification if it corresponds to a mere change in the time when a Tax should have been paid or if such Tax can effectively be deducted or recovered by the relevant Company (except that the Purchasers shall be entitled to be indemnified in accordance herewith for any resulting interest charges or penalties for late payment).

       7.7.5 CGG shall have no liability to the Purchasers for Damages which arise as a direct result of: (w) any act or omission of the Purchasers or the Companies having as its purpose the precipitation of a claim for indemnification hereunder, (x) any changes in accounting methods or policies, (y) the granting of any extensions or waivers with respect to any statute of limitations applicable to claims which might be made against the Purchasers or the Companies, or (z) the passing of, or any change in, after the Closing, any Law or administrative practice of any Governmental Authority in any such case not actually in force at the date of this Agreement (even if retroactive in effect), including, but not limited, to any increase in the Tax rates in effect on the date hereof or imposition of any Tax not in effect on the date hereof.

       7.7.6 Notwithstanding anything in this Agreement to the contrary, a claim for Damages resulting from an inaccuracy or breach of the representations and warranties of CGG set forth in Sections 3.1.14 and 3.1.17 (even if such inaccuracy or breach could also constitute an inaccuracy or breach of any other representations and warranties of CGG set forth in this Agreement) shall give rise to an indemnification obligation under this Article VII only if it is based on a successful Third Party Claim duly and timely notified to CGG.

       7.7.7 Neither CGG, on the one hand, nor the Purchasers, on the other hand, shall be required to indemnify any other more than once on account of the same facts, matters or circumstances, and neither CGG, on the one hand, nor the Purchasers, on the other hand, shall be entitled to make any claim for indemnification in connection with Damages arising out of or resulting from facts or circumstances of which it was aware at the time of Closing.

7.8 TREATMENT OF CGG'S INDEMNIFICATION PAYMENTS. Notwithstanding the use of the term "indemnification" herein with respect to CGG's obligations under this
Article VII, the parties agree that any payments made by CGG or received by the Purchasers pursuant to this Article VII shall be deemed to constitute a partial repayment and adjustment of the Purchase Price, and agree to treat (and to cause their Affiliates to treat) any such payments as a partial repayment of the Purchase Price for all tax, accounting and financial reporting purposes.



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                                  ARTICLE VIII
                                     GENERAL

8.1    BROKERS AND FINDERS

       8.1.1 CGG represents and warrants to the Purchasers that neither it nor either of the Companies has employed the services of an investment banker, financial advisor, broker or finder in connection with this Agreement or any of the transactions contemplated hereby. CGG indemnifies and agrees to defend and hold the Purchasers and each of the Companies harmless against and in respect of all claims, losses, liabilities and expenses which may be asserted against the Purchasers (or any Affiliate of the Purchasers) by any Person who claims to be entitled to an investment banker's, financial advisor's, broker's, finder's or similar fee or commission in respect of the entering into of this Agreement, or the consummation of the transactions contemplated hereby, by reason of his acting at the request of CGG or either of the Companies.

       8.1.2 The Purchasers represent and warrant to CGG that they have not employed the services of an investment banker, financial advisor, broker or finder in connection with this Agreement or any of the transactions contemplated hereby. The Purchasers indemnify and agree to save and hold CGG harmless against and in respect of all claims, losses, liabilities, fees, costs and expenses which may be asserted against it by any Person who claims to be entitled to an investment banker's, financial advisor's, broker's, finder's or similar fee or commission in respect of the entering into of this Agreement or the consummation of the transactions contemplated hereby, by reason of his acting at the request of the Purchasers.

8.2    RECOURSE

       8.2.1 No past, present or future director, officer, employee, shareholder or Affiliate, as such, of CGG or either of the Purchasers shall have any liability under this Agreement for any of the obligations of CGG or the Purchasers, respectively, under this Agreement or for any claim based on, in respect of or by reason of such obligation.

       8.2.2 The Purchasers shall be jointly and severally liable for all representations, warranties, covenants, undertakings and other obligations of any of the Purchasers set forth in this Agreement.

8.3    NOTICE

       All notices required or permitted by this Agreement shall be in writing and delivered by hand or sent by telecopier to:

          The Purchasers:    Paradigm Geophysical Ltd.
                             Gav-Yam Center No. 3
                             9, Shenkar Street
                             P.O. Box 2061
                             Herzliya  B  46120, Israel
                             Fax Number:    (09) 970-9337
                             ATT: Chief Executive Officer

                             With a copy (which will not be considered notice) to:

                             Efrati, Galili & Co., Law Offices
                             6 Wissotsky St., Tel Aviv 62338
                             Fax Number:    (972) (03) 604 0111
                             ATT: Ian Rostowsky, Adv.

                             and with a copy (which will not be considered notice) to:

                             Phillipe Ginestie, Adv.
                             Ginestie, Paley-Vincent & Partners
                             10 Place des Etats-Unis
                             75116, Paris, France
                             Fax Number:    (33) 1 53 23 97 00

          CGG:               Compagnie Generale de Geophysique
                             1 rue L'on Migaux
                             91302 Massy Cedex, France
                             Fax Number:    (33) 1 64 47 39 87
                             ATTN:  Directeur G'n'ral Adjoint-Produits

                             and with a copy (which will not be considered notice) to:

                             Compagnie G'n'rale de G'ophysique
                             Tour Montparnasse
                             33, avenue du Maine
                             B.P. 191
                             75755 Paris Cedex 15, France
                             Fax Number:    (33) 1 64 47 34 29
                             ATTN:  Legal Division

or at such other address or fax number of which the addressee may from time to time have notified the addressor. A notice shall be deemed to have been sent and received on the day of actual receipt. If such day is not a Business Day, or if the notice is received after ordinary office hours (time and place of receipt), the notice shall be deemed to have been sent and received on the next Business Day.

8.4    COSTS

       Except as otherwise provided in this Agreement, each party shall be responsible for its own fees, expenses, and other costs incurred in connection with the purchase and sale of the Securities and the other transactions contemplated hereby.

8.5    TIME OF THE ESSENCE

       Time is of the essence to every provision of this Agreement. Extension, waiver or variation of any provision of this Agreement shall not be deemed to affect this provision and there shall be no implied waiver of this provision.

8.6    FURTHER ACTS

       The parties shall use its reasonable commercial endeavors to take, or to cause to be taken, all such further actions and to do, or to cause to be done, all such additional things as may be necessary or desirable, consistent with applicable Laws, to give full effect to this Agreement.

8.7    ARBITRATION AND GOVERNING LAW

       8.7.1 Except as provided in Section 2.5, all disputes, controversies and claims (whether legal or equitable) arising out of or in connection with this Agreement shall be finally settled by arbitration under the new Rules of Arbitration of the International Chamber of Commerce as set forth in the ICC Publication no. 581, by one or three arbitrators having experience in commercial matters and appointed in accordance with said Rules. The arbitrator shall not be a French or Israeli national. The exclusive forum and venue to resolve all disputes, controversies and claims shall be Paris, France. The proceedings shall be conducted in the English language. The costs of the arbitration shall be borne as directed by the arbitrators. The arbitrators will give written reasons for any decision issued by the panel. The parties shall have recourse to the courts of any jurisdiction only to enforce the arbitral decision and to enforce this exclusive forum provision.

       8.7.2 This Agreement shall be governed and construed in accordance with the laws of the State of New York, without regard to conflicts of law rules.

8.8    AMENDMENT

       This Agreement may be amended only by the express written agreement of the parties.

8.9    WAIVER

       No waiver of any provision of this Agreement shall be binding unless it is in writing. No indulgence or forbearance by a party shall constitute a waiver of such party's right to insist on performance in full and in a timely manner of all covenants in this Agreement. Waiver of any provision shall not be deemed to waive the same provision thereafter, or any other provision of this Agreement at any time.

8.10   ENTIRE AGREEMENT

       8.10.1 This Agreement and the documents referred to in it contain the whole agreement between the parties relating to the transactions contemplated by this Agreement and the documents referred to in it. This Agreement supersedes all prior negotiations, discussions, correspondence, communications, understandings and agreements between the parties relating to the subject matter of this Agreement and all prior drafts of this Agreement. No prior drafts of this Agreement and no words or phrases from any such prior drafts shall be admissible into evidence in any dispute or Proceeding involving this Agreement.

       8.10.2 Each of the parties acknowledges that in agreeing to enter into this Agreement and the documents referred to in it, it has not relied on any representation, warranty, collateral contract or other assurance except those set out in this Agreement provided that nothing in this Agreement shall limit or exclude any liability for fraud.

       8.10.3 All Schedules are part of the present Agreement, and any matter disclosed in any Schedule shall be deemed disclosed for all purposes of this Agreement (notwithstanding the absence of any specific cross-references in the Schedule or Section in question).

8.11   SEVERABILITY

       If any provision of this Agreement is invalid or unenforceable, such provision shall be severed and the remainder of this Agreement shall be unaffected thereby and shall continue to be valid and enforceable to the fullest extent permitted by law.

8.12   COUNTERPARTS

       This Agreement may be executed in one or more counterparts (by original or facsimile signature) which, together, shall constitute one and the same Agreement. This Agreement shall not be binding upon any party until it has been executed by each of the parties and delivered to all other parties.

8.13   ASSIGNMENT

       8.13.1 Neither this Agreement nor any rights or obligations hereunder may be assigned, directly or indirectly, by any party without the prior written consent of the other parties. Any unauthorized assignment without such consent shall be null and void.

       8.13.2 Notwithstanding the foregoing, the Purchasers may assign all or part of their rights under this Agreement to an Affiliate which remains at all times controlled by Paradigm, provided that: (x) the Purchasers shall remain fully liable for the performance of all of their respective obligations hereunder in the manner prescribed by this Agreement, (y) no such assignment shall be valid unless and until duly notified to CGG by an instrument of assignment signed by the Purchasers and the beneficiary of the assignment and
(z) under no circumstances shall the obligations or liabilities of CGG be increased as a result of such assignment.

       8.13.3 Upon any merger, or any conveyance or transfer of the properties and assets of a party substantially as an entirety , the successor corporation into which a party is merged or to which such conveyance or transfer is made shall succeed to, and be substituted for, and may exercise the rights of, such party under this Agreement with the same effect as if such successor corporation had been named as the party herein; provided, however, that no such conveyance or transfer shall have the effect of releasing any party or any successor corporation which shall theretofore have become such in the manner prescribed in above from any of its obligations or liabilities hereunder or increasing the obligations or liabilities of any other party.

8.14   BENEFIT

       This Agreement shall inure to the benefit of and be binding upon the parties hereto and their respective successors and permitted assigns. Except as expressly provided herein, this Agreement and all of its provisions and conditions are for the sole and exclusive benefit of the parties to this Agreement and their successors and permitted assigns, and nothing expressed or referred to in this Agreement will be construed to give any Person other than the parties to this Agreement any right, remedy or claim under or with respect to this Agreement or any provision of this Agreement.

       IN WITNESS WHEREOF, the parties have duly executed this Agreement as of the date first written above.

COMPAGNIE GENERALE DE GEOPHYSIQUE



By:    /s/ Robert Brunck
       ----------------------------
       Name: Robert Brunck
       Title:



PARADIGM GEOPHYSICAL LTD.


By:    /s/ Eldad Weiss
       ----------------------------
       Name: Eldad Weiss
       Title: C.E.O.



PARADIGM GEOPHYSICAL CORP.


By:    /s/ Eldad Weiss
       ----------------------------
       Name: Eldad Weiss
       Title: C.E.O.